File No. 333-216877
                                                                    CIK #1694740

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6


   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: INVESCO UNIT TRUSTS, SERIES 1773

     B.   Name of Depositor: INVESCO CAPITAL MARKETS, INC.

     C.   Complete address of Depositor's principal executive offices:

                               11 Greenway Plaza
                           Houston, Texas 77046-1173

     D.   Name and complete address of agents for service:

PAUL HASTINGS LLP                                 INVESCO CAPITAL MARKETS, INC.
Attention: Michael R. Rosella, Esq.               Attention: John M. Zerr, Esq.
200 Park Avenue                                   11 Greenway Plaza
New York, New York  10166                         Houston, Texas 77046-1173

     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F.   Approximate date of proposed sale to the public:

 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

   / X / Check box if it is proposed that this filing will become effective immediately upon filing on May 25, 2017, pursuant to Rule 487.




Closed-End Strategy: Master Municipal Income Portfolio -- California Series
2017-2

Closed-End Strategy: Master Municipal Income Portfolio -- New York Series
2017-2
--------------------------------------------------------------------------------

   The unit investment trusts named above (the "Portfolios"), included in Invesco Unit Trusts, Series 1773, seek federally tax-exempt income by investing in a portfolio of closed-end funds which concentrate in tax-exempt municipal bonds. The California Series and New York Series also seek to provide income exempt from state income tax for residents of the applicable state. Of course, we cannot guarantee that a Portfolio will achieve its objective.


   An investment can be made in the underlying funds directly rather than through the Portfolios. These direct investments can be made without paying the Portfolio sales charge, operating expenses and organization costs.




                                  May 25, 2017


      You should read this prospectus and retain it for future reference.
--------------------------------------------------------------------------------

 The Securities and Exchange Commission has not approved or disapproved of the
       Units or passed upon the adequacy or accuracy of this prospectus.
               Any contrary representation is a criminal offense.




INVESCO


Closed-End Strategy: Master Municipal Income Portfolio -- California Series

   Investment Objective. The Portfolio seeks to provide current income exempt from federal and California income tax and the potential for capital appreciation.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio consisting of common stock of closed-end investment companies (known as "closed-end funds"). These closed-end funds generally seek to invest in tax-exempt municipal bonds issued primarily by California issuers. Income may be subject to the alternative minimum tax and a portion of the income could be derived from non-California bonds and taxable to California residents. Invesco Capital Markets, Inc. is the Sponsor of the Portfolio.

   In selecting securities for the Portfolio, the Sponsor sought to invest in funds representative of asset classes with generally attractive federal and California state tax-exempt income opportunities. In addition, the Sponsor assembled the final portfolio based on consideration of factors including, but not limited to:

     o Manager Performance -- Performance relative to its benchmark and peer group

     o Valuation -- Premium/Discount to net asset value relative to itself and its peer group

     o    Dividend -- Current dividend level and sustainability

     o    Diversification -- Analysis of asset class mix

     o    Credit Quality -- Analysis of fixed income holdings

     o    Liquidity -- Analysis of fund trading volume


   Approximately 73% of the closed-end funds in the Portfolio are funds classified as "non-diversified" under the Investment Company Act of 1940. These funds have the ability to invest a greater portion of their assets in obligations of a single issuer. As a result, these funds may be more susceptible to volatility than a more diversified fund.


   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o The value of the securities in the closed-end funds will generally fall if interest rates, in general, rise. Given the historically low interest rate environment in the U.S., risks associated with rising rates are heightened. The negative impact on fixed income securities from any interest rate increases could be swift and significant. No one can predict whether interest rates will rise or fall in the future.

     o A security issuer may be unable to make payments of interest, dividends or principal in the future. This may reduce the level of dividends a closed-end fund pays which would reduce your income and cause the value of your Units to fall.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.

     o The financial condition of a security issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the primary offering period.

     o The Portfolio invests in shares of closed-end funds. You should understand the section titled "Closed-End Funds" before you invest. In particular, shares of these funds frequently trade at a discount from their net asset value and are subject to risks related to factors such as management's ability to achieve a fund's objective, market conditions affecting a fund's investments and use of leverage. The underlying funds have management and operating expenses. You will bear not only your share of the Portfolio's expenses, but also the expenses of the underlying funds. By investing in other funds, the Portfolio incurs greater expenses than you would incur if you invested directly in the funds.

     o The closed-end funds may invest in securities rated below investment grade and considered to be "junk" or "high-yield" securities. Securities rated below "BBB-" by Standard & Poor's or below "Baa3" by Moody's are considered to be below investment grade. These securities are considered to be speculative and are subject to greater market and credit risks. Accordingly, the risk of default is higher than with investment grade securities. In addition, these securities may be more sensitive to interest rate changes and may be more likely to make early returns of principal.

     o Because the Portfolio is concentrated in closed-end funds that invest in bonds of issuers located in California, there may be more risk than if the bonds were issued by issuers located in several states. The financial condition of California is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of Units.

     o We do not actively manage the Portfolio. While the closed-end funds have managed portfolios, except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same funds even if their market value declines.

                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                              As a % of
                                               Public     Amount
                                              Offering    Per 100
Sales Charge                                    Price      Units
                                              ---------  ---------
Initial sales charge                            1.000%    $10.000
Deferred sales charge                           1.450      14.500
Creation and development fee                    0.500       5.000
                                              ---------  ---------
Maximum sales charge                            2.950%    $29.500
                                              =========  =========


                                               As a %     Amount
                                               of Net     Per 100
                                               Assets      Units
                                              ---------  ---------
Estimated Organization Costs                    0.249%    $ 2.410
                                              =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses            0.181%    $ 1.751
Supervisory, bookkeeping
  and administrative fees                       0.051       0.498
Estimated underlying fund expenses              1.758      17.017
                                              ---------  ---------
Total                                           1.990%    $19.266*
                                              =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year          $     512
3 years             1,335
5 years             2,170
10 years            4,305


-------------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from September 10, 2017 through February 9, 2018. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.


   Although not an actual operating expense, the Portfolio, and therefore the Unitholders, will indirectly bear the operating expenses of the funds held by the Portfolio in the estimated amount provided above. Estimated fund expenses are based upon the net asset value of the number of fund shares held by the Portfolio per Unit multiplied by the annual operating expenses of the funds for the most recent fiscal year. The Trustee or Sponsor will waive fees otherwise payable by the Portfolio in an amount equal to any 12b-1 fees or other compensation the Trustee, the Sponsor or an affiliate receives from the funds in connection with the Portfolio's investment in the funds, including license fees receivable by an affiliate of the Sponsor from a fund.

--------------------------------------------------------------------------------

                    Essential Information

Unit Price at Initial Date of Deposit               $10.0000


Initial Date of Deposit                         May 25, 2017

Mandatory Termination Date                   August 24, 2018

Estimated Net Annual Income1,2             $0.46195 per Unit

Record Dates2                         10th day of each month

Distribution Dates2                   25th day of each month

CUSIP Numbers                              Cash -- 46139M744
                                       Reinvest -- 46139M751
                                  Wrap Fee Cash -- 46139M769
                              Wrap Fee Reinvest -- 46139M777


--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."


2 The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Based on the foregoing, it is currently estimated that the initial distribution will occur in July 2017.


Closed-End Strategy: Master Municipal Income Portfolio -- California Series 2017-2
Portfolio
-------------------------------------------------------------------------------------------
                                                                    Current   Cost of
Number                                                Market Value  Dividend  Securities to
of Shares  Name of Issuer (1)                         per Share (2) Yield (3) Portfolio (2)
-------------------------------------------------------------------------------------------
       763  Alliance California Municipal Income
             Fund, Inc.                               $   13.660       4.15%  $  10,422.58
     1,138  BlackRock California Municipal Income
             Trust                                        14.370       4.97      16,353.06
     1,243  BlackRock MuniHoldings California
             Quality Fund, Inc.                           14.380       5.13      17,874.34
     1,190  BlackRock MuniYield California Quality
             Fund, Inc.                                   15.000       5.20      17,850.00
     1,540  Eaton Vance California Municipal Bond
             Fund                                         11.590       5.04      17,848.60
       378  Eaton Vance California Municipal Bond
             Fund II                                      11.830       4.48       4,471.74
*    1,414  Invesco California Value Municipal Income
             Trust                                        12.600       5.10      17,816.40
       417  Neuberger Berman California Intermediate
             Municipal Fund, Inc.                         14.240       4.31       5,938.08
     1,179  Nuveen California AMT-Free Quality
             Municipal Income Fund                        15.150       5.19      17,861.85
       433  Nuveen California Municipal Value
             Fund, Inc.                                   10.320       3.95       4,468.56
     1,207  Nuveen California Quality Municipal
             Income Fund                                  14.820       5.55      17,887.74
----------                                                                    -------------
    10,902                                                                    $ 148,792.95
==========                                                                    =============


See "Notes to Portfolios."



Closed-End Strategy: Master Municipal Income Portfolio -- New York Series

   Investment Objective. The Portfolio seeks to provide current income exempt from federal and New York income tax and the potential for capital appreciation.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio consisting of common stock of closed-end investment companies (known as "closed-end funds"). These closed-end funds generally seek to invest in tax-exempt municipal bonds issued primarily by New York issuers. Income may be subject to the alternative minimum tax and a portion of the income could be derived from non-New York bonds and taxable to New York residents. Invesco Capital Markets, Inc. is the Sponsor of the Portfolio.

   In selecting securities for the Portfolio, the Sponsor sought to invest in funds representative of asset classes with generally attractive federal and New York state tax-exempt income opportunities. In addition, the Sponsor assembled the final portfolio based on consideration of factors including, but not limited to:

     o Manager Performance -- Performance relative to its benchmark and peer group

     o Valuation -- Premium/Discount to net asset value relative to itself and its peer group

     o    Dividend -- Current dividend level and sustainability

     o    Diversification -- Analysis of asset class mix

     o    Credit Quality -- Analysis of fixed income holdings

     o    Liquidity -- Analysis of fund trading volume


   Approximately 85% of the closed-end funds in the Portfolio are funds classified as "non-diversified" under the Investment Company Act of 1940. These funds have the ability to invest a greater portion of their assets in obligations of a single issuer. As a result, these funds may be more susceptible to volatility than a more diversified fund.


   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o The value of the securities in the closed-end funds will generally fall if interest rates, in general, rise. Given the historically low interest rate environment in the U.S., risks associated with rising rates are heightened. The negative impact on fixed income securities from any interest rate increases could be swift and significant. No one can predict whether interest rates will rise or fall in the future.

     o A security issuer may be unable to make payments of interest, dividends or principal in the future. This may reduce the level of dividends a closed-end fund pays which would reduce your income and cause the value of your Units to fall.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.

     o The financial condition of a security issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the primary offering period.

     o The Portfolio invests in shares of closed-end funds. You should understand the section titled "Closed-End Funds" before you invest. In particular, shares of these funds frequently trade at a discount from their net asset value and are subject to risks related to factors such as management's ability to achieve a fund's objective, market conditions affecting a fund's investments and use of leverage. The underlying funds have management and operating expenses. You will bear not only your share of the Portfolio's expenses, but also the expenses of the underlying funds. By investing in other funds, the Portfolio incurs greater expenses than you would incur if you invested directly in the funds.

     o The closed-end funds may invest in securities rated below investment grade and considered to be "junk" or "high-yield" securities. Securities rated below "BBB-" by Standard & Poor's or below "Baa3" by Moody's are considered to be below investment grade. These securities are considered to be speculative and are subject to greater market and credit risks. Accordingly, the risk of default is higher than with investment grade securities. In addition, these securities may be more sensitive to interest rate changes and may be more likely to make early returns of principal.

     o Because the Portfolio is concentrated in closed-end funds that invest in bonds of issuers located in New York, there may be more risk than if the bonds were issued by issuers located in several states. The financial condition of New York is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of Units.

     o We do not actively manage the Portfolio. While the closed-end funds have managed portfolios, except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same funds even if their market value declines.


                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                              As a % of
                                               Public     Amount
                                              Offering    Per 100
Sales Charge                                    Price      Units
                                              ---------  ---------
Initial sales charge                            1.000%    $10.000
Deferred sales charge                           1.450      14.500
Creation and development fee                    0.500       5.000
                                              ---------  ---------
Maximum sales charge                            2.950%    $29.500
                                              =========  =========


                                               As a %     Amount
                                               of Net     Per 100
                                               Assets      Units
                                              ---------  ---------
Estimated Organization Costs                    0.314%    $ 3.042
                                              =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses            0.252%    $ 2.430
Supervisory, bookkeeping
  and administrative fees                       0.051       0.498
Estimated underlying fund expenses              1.815      17.561
                                              ---------  ---------
Total                                           2.118%    $20.489*
                                              =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year          $     530
3 years             1,388
5 years             2,254
10 years            4,456


-------------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from September 10, 2017 through February 9, 2018. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.


   Although not an actual operating expense, the Portfolio, and therefore the Unitholders, will indirectly bear the operating expenses of the funds held by the Portfolio in the estimated amount provided above. Estimated fund expenses are based upon the net asset value of the number of fund shares held by the Portfolio per Unit multiplied by the annual operating expenses of the funds for the most recent fiscal year. The Trustee or Sponsor will waive fees otherwise payable by the Portfolio in an amount equal to any 12b-1 fees or other compensation the Trustee, the Sponsor or an affiliate receives from the funds in connection with the Portfolio's investment in the funds, including license fees receivable by an affiliate of the Sponsor from a fund.

--------------------------------------------------------------------------------

                    Essential Information

Unit Price at Initial Date of Deposit               $10.0000


Initial Date of Deposit                         May 25, 2017

Mandatory Termination Date                   August 24, 2018

Estimated Net Annual Income1,2             $0.44271 per Unit

Record Dates2                         10th day of each month

Distribution Dates2                   25th day of each month

CUSIP Numbers                              Cash -- 46139M785
                                       Reinvest -- 46139M793
                                  Wrap Fee Cash -- 46139M801
                              Wrap Fee Reinvest -- 46139M819


--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."


2 The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Based on the foregoing, it is currently estimated that the initial distribution will occur in July 2017.

Closed-End Strategy: Master Municipal Income Portfolio -- New York Series 2017-2
Portfolio
-------------------------------------------------------------------------------------------
                                                                    Current   Cost of
Number                                                Market Value  Dividend  Securities to
of Shares  Name of Issuer (1)                         per Share (2) Yield (3) Portfolio (2)
-------------------------------------------------------------------------------------------
       296  BlackRock Muni New York Intermediate
             Duration Fund, Inc.                      $   13.860       4.31%  $   4,102.56
     1,291  BlackRock MuniHoldings New York
             Quality Fund, Inc.                           13.800       5.04      17,815.80
     1,362  BlackRock MuniYield New York Quality
             Fund, Inc.                                   13.060       4.96      17,787.72
       447  BlackRock New York Municipal Income
             Quality Trust                                13.310       4.69       5,949.57
     1,015  BlackRock New York Municipal Income
             Trust                                        14.640       4.92      14,859.60
       302  BlackRock New York Municipal Income
             Trust II                                     14.780       4.95       4,463.56
     1,315  Eaton Vance New York Municipal Bond
             Fund                                         12.450       4.96      16,371.75
       455  Eaton Vance New York Municipal Income
             Trust                                        13.070       4.59       5,946.85
*    1,308  Invesco Trust for Investment Grade New
             York Municipals                              13.640       5.02      17,841.12
       382  Neuberger Berman New York Intermediate
             Municipal Fund, Inc.                         12.720       4.12       4,859.04
     1,247  Nuveen New York AMT-Free Quality
             Municipal Income Fund                        13.110       4.90      16,348.17
       450  Nuveen New York Municipal Value Fund, Inc.     9.990       3.78       4,495.50
     1,280  Nuveen New York Quality Municipal
             Income Fund                                  13.890       5.14      17,779.20
----------                                                                    -------------
    11,150                                                                    $ 148,620.44
==========                                                                    =============


See "Notes to Portfolios."


Notes to Portfolios


(1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on May 24, 2017 and have a settlement date of May 30, 2017 (see "The Portfolios").


(2) The value of each Security is determined on the bases set forth under "Public Offering--Unit Price" as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. In accordance with FASB Accounting Standards Codification ("ASC"), ASC 820, Fair Value Measurements and Disclosures, the Portfolio's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:


                                                                   Profit
                                                   Cost to       (Loss) To
                                                   Sponsor        Sponsor
                                                 ------------  ------------
Closed-End Strategy: Master Municipal
    Income Portfolio -- California Series        $   149,066   $      (273)
Closed-End Strategy: Master Municipal
    Income Portfolio -- New York Series          $   148,899   $      (279)


"*"  The investment advisor of this fund is an affiliate of the Sponsor.

(3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's value as of the most recent close of trading on the New York Stock Exchange on the business day before the Initial Date of Deposit. Generally, estimated annual dividends per share are calculated by annualizing the most recently declared regular dividends or by adding the most recent regular interim and final dividends declared and reflect any foreign withholding taxes. In certain cases, this calculation may consider several recently declared dividends in order for the Current Dividend Yield to be more reflective of recent historical dividend rates.



            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


   To the Unitholders of Invesco Unit Trusts, Series 1773:

   We have audited the accompanying statements of condition and the related portfolios of Closed-End Strategy: Master Municipal Income Portfolio -- California Series 2017-2 and Closed-End Strategy: Master Municipal Income Portfolio -- New York Series 2017-2 (the "Trust," included in Invesco Unit Trusts, Series 1773) as of May 25, 2017. The statements of condition are the responsibility of the Sponsor. Our responsibility is to express an opinion on such statements of condition based on our audits.

   We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of condition are free of material misstatement. We were not engaged to perform an audit of the Trust's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statements of condition presentation. Our procedures included confirmation with The Bank of New York Mellon, Trustee, of cash or irrevocable letters of credit deposited for the purchase of Securities as shown in the statements of condition as of May 25, 2017. We believe that our audits of the statements of condition provide a reasonable basis for our opinion.

   In our opinion, the statements of condition referred to above present fairly, in all material respects, the financial position of Closed-End
Strategy: Master Municipal Income Portfolio -- California Series 2017-2 and Closed-End Strategy: Master Municipal Income Portfolio -- New York Series 2017-2 (included in Invesco Unit Trusts, Series 1773) as of May 25, 2017, in conformity with accounting principles generally accepted in the United States of America.

                                                          /s/ GRANT THORNTON LLP

New York, New York
May 25, 2017

                            STATEMENTS OF CONDITION
                               As of May 25, 2017

                                                                                 California     New York
INVESTMENT IN SECURITIES                                                           Series        Series
                                                                                ------------  ------------
Contracts to purchase Securities (1)                                            $    148,793  $    148,620
                                                                                ------------  ------------
     Total                                                                      $    148,793  $    148,620
                                                                                ============  ============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                                     $        362  $        456
     Deferred sales charge liability (3)                                               2,179         2,177
     Creation and development fee liability (4)                                          752           751
Interest of Unitholders--
     Cost to investors (5)                                                           150,300       150,130
     Less: initial sales charge (5)(6)                                                 1,507         1,510
Less: deferred sales charge, creation and development
          fee and organization costs (2)(4)(5)(6)                                      3,293         3,384
                                                                                ------------  ------------
          Net interest to Unitholders (5)                                            145,500       145,236
                                                                                ------------  ------------
     Total                                                                      $    148,793  $    148,620
                                                                                ============  ============
Units outstanding                                                                     15,030        15,013
                                                                                ============  ============
Net asset value per Unit                                                        $      9.681  $      9.675
                                                                                ============  ============


-----------------
(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing each Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the earlier of the close of the initial offering period (approximately three months) or six months following the Initial Date of Deposit to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of a Portfolio.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

(6)  Assumes the maximum sales charge.



THE PORTFOLIOS
--------------------------------------------------------------------------------

   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Invesco Capital Markets, Inc., as Sponsor, Invesco Investment Advisers LLC, as Supervisor, and The Bank of New York Mellon, as Trustee.

   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in a portfolio of shares of closed-end funds. A Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of securities with greater diversification than they might be able to acquire individually.

   The Sponsor intends to qualify Units for sale in a number of states, provided that Units of the California Series may be purchased only by residents of California and Units of the New York Series may be purchased by residents of New York, Connecticut, Florida and New Jersey.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.

   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit may be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because a Portfolio will pay the associated brokerage or acquisition fees. In addition, during the initial offering of Units it may not be possible to buy a particular Security due to regulatory or trading restrictions, or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in your Portfolio that are not subject to those limitations. This would also result in the dilution of the investment in any such Security not purchased and potential variances in anticipated income. Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions.

   Each Unit of your Portfolio initially offered represents an undivided interest in the Portfolio. At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units, fractional interest of each Unit in your Portfolio and the estimated distributions per Unit will increase or decrease to the extent of any adjustment. To the extent that any Units are redeemed to the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in your Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in your Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any contract failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The objective of each Portfolio is described in the individual Portfolio sections. There is no assurance that a Portfolio will achieve its objective.

   The Sponsor does not manage the Portfolios. You should note that the Sponsor applied the selection criteria to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. After the initial selection, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from a Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.

CLOSED-END FUNDS
--------------------------------------------------------------------------------

   Closed-end funds are a type of investment company that holds an actively managed portfolio of securities. Closed-end funds issue shares in "closed-end" offerings which generally trade on a stock exchange (although some closed-end fund shares are not listed on a securities exchange). The funds in the Portfolios all are currently listed on a securities exchange. Since closed-end funds maintain a relatively fixed pool of investment capital, portfolio managers may be better able to adhere to their investment philosophies through greater flexibility and control. In addition, closed-end funds don't have to manage fund liquidity to meet potentially large redemptions.

   Closed-end funds are subject to various risks, including management's ability to meet the closed-end fund's investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding closed-end funds or their underlying investments change.

   Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

   The closed-end funds included in the Portfolios may employ the use of leverage in their portfolios through the issuance of preferred stock or other methods. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises. The potential inability for a closed-end fund to employ the use of leverage effectively, due to disruptions in the market for the various instruments issued by closed-end funds or other factors, may result in an increase in borrowing costs and a decreased yield for a closed-end fund.

   Certain of the funds in the Portfolios may be classified as "non-diversified" under the Investment Company Act of 1940. These funds have the ability to invest a greater portion of their assets in securities of a single issuer which could reduce diversification.

   Only the Trustee may vote the shares of the closed-end funds held in the Portfolios. The Trustee will vote the shares in the same general proportion as shares held by other shareholders of each fund. Your Portfolio is generally required, however, to reject any offer for securities or other property in exchange for portfolio securities as described under "Portfolio Administration--Portfolio Administration."

RISK FACTORS
--------------------------------------------------------------------------------

   All investments involve risk. This section describes the main risks that can impact the value of the securities in your Portfolio or in the underlying funds. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.

   Market Risk. Market risk is the risk that the value of the securities in your Portfolio or in the underlying funds in your Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though your Portfolio is supervised, you should remember that we do not manage your Portfolio. Your Portfolio will not sell a security solely because the market value falls as is possible in a managed fund.


   Interest Rate Risk. Interest rate risk is the risk that the value of securities held by certain closed-end funds will fall if interest rates increase. The securities held by the closed-end funds typically fall in value when interest rates rise and rise in value when interest rates fall. The securities held by the closed-end funds with longer periods before maturity are often more sensitive to interest rate changes. Given the historically low interest rate environment in the U.S., risks associated with rising rates are heightened. The negative impact on fixed income securities from any interest rate increases could be swift and significant and, as a result, a rise in interest rates may adversely affect the value of your Units.


   Credit Risk. Credit risk is the risk that a borrower is unable to meet its obligation to pay principal or interest on a security held by a closed-end fund. This may reduce the level of dividends a closed-end fund pays which would reduce your income and could cause the value of your Units to fall. If dividends received by a Portfolio are insufficient to cover expenses, redemptions or other Portfolio costs, it may be necessary for the Portfolio to sell Securities to cover such expenses, redemptions or other costs. Any such sales may result in capital gains or losses to you. See "Taxation".

   Closed-End Funds. Your Portfolio invest in shares of closed-end funds. You should understand the preceding section titled "Closed-End Funds" before you invest. Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding closed-end funds or their underlying investments change. Your Portfolio and the underlying funds have operating expenses. You will bear not only your share of your Portfolio's expenses, but also the expenses of the underlying funds. By investing in other funds, a Portfolio incurs greater expenses than you would incur if you invested directly in the funds.

   Municipal Bond Risks. Each of the closed-end funds held by your Portfolio invests in tax-exempt municipal bonds. Municipal bonds are debt obligations issued by states or by political sub-divisions or authorities of states. Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. Municipal bonds are long-term fixed rate debt obligations that generally decline in value with increases in interest rates, when an issuer's financial condition worsens or when the rating on a bond is decreased. Many municipal bonds may be called or redeemed prior to their stated maturity, an event which is more likely to occur when interest rates fall. In such an occurrence, a closed-end fund may not be able to reinvest the money it receives in other bonds that have as high a yield or as long a maturity.

   Many municipal bonds are subject to continuing requirements as to the actual use of the bond proceeds or manner of operation of the project financed from bond proceeds that may affect the exemption of interest on such bonds from federal income taxation. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity. In addition, an issuer's ability to make income distributions generally depends on several factors including the financial condition of the issuer and general economic conditions. Any of these factors may negatively impact the price of municipal bonds held by a closed-end fund and would therefore impact the price of both the fund shares and the Units.

   The funds invest primarily in municipal bonds that pay interest that is exempt from regular federal income tax and, for state-specific funds, from regular income tax of the applicable state. Notwithstanding the foregoing, certain income from a fund may not qualify as tax-exempt income and could be subject to federal, state or local tax. In addition, income from the funds may be subject to the alternative minimum tax and may have other tax consequences (e.g., they may affect the amount of social security benefits that are taxed). Capital gains and capital gain dividends, if any, and ordinary income dividends, if any, will be subject to tax.

   California Risks. Because the California Series invests substantially all of its total assets in California municipal securities, the Portfolio is more susceptible to political, economic, regulatory or other factors affecting issuers of California municipal securities than an investment which does not limit its investments to such issuers. These risks include possible legislative, state constitutional or regulatory amendments that may affect the ability of state and local governments or regional governmental authorities to raise money to pay principal and interest on their municipal securities. Economic, fiscal and budgetary conditions throughout the state may also influence the Portfolio's performance. The Sponsor is unable to predict what impact these issues may have on the value of your Units or the obligations included in the Portfolio.

   California state and local government obligations may be adversely affected by political and economic conditions and developments within California and the nation as a whole. Since the end of the recession, both the state and the U.S. have been in the midst of a modest, drawn-out recovery from the economic downturn. With the improvements to the State's budgetary and fiscal condition, addressing the deferred payment obligations to schools and local governments as well as California's significant unfunded pension liabilities has become a priority in the state's budget. California's Legislature has made substantial progress in reducing the deferred obligations. Consensus among economists is that the economic outlook for the State will continue to improve in the near term however, the economy and California's fiscal condition remain subject to various fiscal risks and pressures which could adversely affect the state's recovery or result in a return to budget deficits.

   Although revenue obligations of the State of California or its political sub-divisions may be payable from a specific project or source, there can be no assurance that future economic difficulties and the resulting impact on State and local government finances will not adversely affect the market value of the Portfolio or the ability of the respective obligors to make timely payments of principal and interest on such obligations.

   The value of California municipal instruments may also be affected by general conditions in the money markets or the municipal bond markets, the levels of federal income tax rates, the supply of tax-exempt bonds, the credit quality and rating of the issues and perceptions with respect to the level of interest rates.

   There can be no assurance that there will not be a further decline in economic conditions or that the particular California municipal securities in the Portfolio will not be adversely affected by any such changes.


   As of May 2017, the State's general obligation bonds are rated Aa3 by Moody's Investors Service, Inc. ("Moody's"), AA- by Standard & Poor's Ratings Services ("S&P"), and AA- by Fitch Ratings, Inc. ("Fitch"). Though bonds issued by the State remain "investment grade" according to each ratings agency and all three ratings agencies have upgraded the state's bond rating based on its improved fiscal condition and economic growth since the recession, California's credit ratings remain lower than most other states, and the state therefore pays higher interest rates than its peers when issuing general obligation bonds. The agencies continue to monitor the State's budget outlook closely to determine whether to alter the ratings. It is not possible to determine whether, or the extent to which, Moody's, S&P or Fitch will change such ratings in the future.


   Further information concerning California risk factors may be obtained upon request to the Sponsor as described under "Additional Information".

   New York Risks. Because the New York Series invests in funds that invest primarily in New York municipal securities, the Portfolio is more susceptible to political, economic, regulatory or other factors affecting New York municipal securities than an investment which does not limit its investments to such issuers. The financial condition of the State of New York is affected by various national, economic, social and environmental policies and conditions. Additionally, constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

   As the nation's financial capital, the volume of financial market activity and equity market volatility pose a particularly large degree of uncertainty for New York. Wall Street employee pay continues to be impacted by an evolving regulatory landscape, resulting in added difficulty in estimating tax revenues. Securities industry revenues have in the past been a useful predictor of bonus payouts, but that relationship has become much more erratic in recent years. A weaker labor market than projected could also result in lower wages, which in turn could result in weaker household consumption.

   Similarly, should financial and real estate markets be weaker than anticipated, taxable capital gains realizations could be negatively affected. These effects could ripple through the State economy, depressing employment, wage, and household spending growth. In contrast, stronger national and world economic growth, or a stronger upturn in stock prices, along with even stronger activity in mergers and acquisitions and other Wall Street activities, could result in higher wage and bonuses growth than projected.

   The City of New York (the "City") has a diversified economic base, with a substantial volume of business activity in the service, wholesale and retail trade and manufacturing industries and is the location of many securities, banking, law, accounting, new media and advertising firms. The City is a major seaport and focal point for international business. Many of the major corporations headquartered in the City are multinational in scope and have extensive foreign operations. Numerous foreign owned companies in the United States are also headquartered in the City. These firms, which have increased substantially in number over the past decade, are found in all sectors of the City's economy, but are concentrated in trade, professional and business services, tourism and finance. The City is the location of the headquarters of the United Nations, and several affiliated organizations maintain their principal offices in the City. Economic activity in the City has experienced periods of growth and recession and can be expected to experience periods of growth and recession in the future.


   As of May 2017, all outstanding general obligation bonds of the State of New York are rated AA+ by S&P with a stable outlook, Aa1 by Moody's with a stable outlook and AA+ by Fitch with a stable outlook, and all outstanding general obligation bonds of the City of New York are rated AA by S&P with a stable outlook, Aa2 by Moody's with a stable outlook and AA by Fitch with a stable outlook.


   Further information concerning New York risk factors may be obtained upon request to the Sponsor as described under "Additional Information".

   High-Yield Security Risk. Some of the closed-end funds held by your Portfolio may invest in high-yield securities or unrated securities. High-yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

   High-yield or "junk" securities, the generic names for securities rated below "BBB-" by Standard & Poor's or "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Securities rated below BBB- or Baa3 are considered speculative as these ratings indicate a quality of less than investment grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

   The market for high-yield securities is smaller and less liquid than that for investment grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

   Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. The market for certain investments may become less liquid or illiquid due to adverse changes in the conditions of a particular issuer or due to adverse market or economic conditions. In the absence of a liquid trading market for a particular security, the price at which such security may be sold to meet redemptions, as well as the value of the Units of your Portfolio, may be adversely affected. No one can guarantee that a liquid trading market will exist for any security.

   Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Portfolio or on the tax treatment of your Portfolio or of your investment in the Portfolio. In addition, litigation regarding any of the issuers of the Securities or of the industries represented by these issuers may negatively impact the share prices of these Securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the Securities.

   No FDIC Guarantee. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
--------------------------------------------------------------------------------

   General. Units are offered at the Public Offering Price which consists of the net asset value per Unit plus organization costs plus the sales charge. The net asset value per Unit is the value of the securities, cash and other assets in your Portfolio reduced by the liabilities of the Portfolio divided by the total Units outstanding. The maximum sales charge equals 2.95% of the Public Offering Price per Unit (3.04% of the aggregate offering price of the Securities) at the time of purchase.

   You pay the initial sales charge at the time you buy Units. The initial sales charge is the difference between the total sales charge percentage (maximum of 2.95% of the Public Offering Price per Unit) and the sum of the remaining fixed dollar deferred sales charge and the total fixed dollar creation and development fee. The initial sales charge will be approximately 1.00% of the Public Offering Price per Unit depending on the Public Offering Price per Unit. The deferred sales charge is fixed at $0.145 per Unit. Your Portfolio pays the deferred sales charge in installments as described in the "Fee Table." If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. The initial and deferred sales charges are referred to as the "transactional sales charge." The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing your Portfolio and is described under "Expenses." The creation and development fee is fixed at $0.05 per Unit. Your Portfolio pays the creation and development fee as of the close of the initial offering period as described in the "Fee Table." If you redeem or sell your Units prior to collection of the creation and development fee, you will not pay the creation and development fee upon redemption or sale of your Units. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the actual charges will exceed the percentages shown in the "Fee Table" if the Public Offering Price per Unit falls below $10 and will be less than the percentages shown in the "Fee Table" if the Public Offering Price per Unit exceeds $10. In no event will the maximum total sales charge exceed 2.95% of the Public Offering Price per Unit.

   Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any decrease in net asset value. However, if the Public Offering Price per Unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed your sales charge at the time you buy Units. In such a situation, the value of securities per Unit would exceed the Public Offering Price per Unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to Unitholders that purchase Units at that price. The initial sales charge credit is paid by the Sponsor and is not paid by the Portfolio. The "Fee Table" shows the sales charge calculation at a $10 Public Offering Price per Unit and the following examples illustrate the sales charge at prices below and above $10. If the Public Offering Price per Unit fell to $6, the maximum sales charge would be $0.1770 (2.95% of the Public Offering Price per Unit), which consists of an initial sales charge of -$0.0180, a deferred sales charge of $0.145 and a creation and development fee of $0.05. If the Public Offering Price per Unit rose to $14, the maximum sales charge would be $0.4130 (2.95% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.2180, a deferred sales charge of $0.145 and the creation and development fee of $0.05.

   The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

   Reducing Your Sales Charge. The Sponsor offers a variety of ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount or of any combined purchases to be eligible for a reduced sales charge. As further described in this section, purchases executed on the same day by a single person at the same broker-dealer may be combined for sales charge discount calculation purposes. Secondary market purchases are excluded for purposes of sales charge discount calculations. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units.

   Large Quantity Purchases. You can reduce your sales charge by increasing the size of your investment. Based upon the aggregate dollar amount of Units purchased by a Unitholder in the initial offering period, the following table shows both the corresponding sales charge and the concession or agency commission allowed to broker-dealers and other selling agents on such transaction.

                                                    Broker-Dealer
                                                     Concession
      Transaction                                     or Agency
        Amount                      Sales Charge     Commission
-------------------                --------------  --------------
Less than $50,000                       2.95%           2.25%
$50,000 - $99,999                       2.70            2.00
$100,000 - $249,999                     2.45            1.75
$250,000 - $499,999                     2.20            1.50
$500,000 - $999,999                     1.95            1.25
$1,000,000 or more                      1.40            0.75

   Except as described below, these quantity discount levels apply only to purchases of a single Portfolio made by the same person on a single day from a single broker- dealer. We apply these sales charges as a percent of the Public Offering Price per Unit at the time of purchase. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units will be issued. Additional information regarding the broker-dealer concession or agency commission is presented in the "Unit Distribution" section.

   For purposes of achieving these levels, you may combine certain purchases made on the same day through a single broker-dealer or selling agent, as further described below. You must inform your broker-dealer of any combined purchases before your purchase to be eligible for a reduced sales charge. For purposes of achieving the quantity discount levels in the above table, Units of a Portfolio offered in this prospectus may be combined with (i) purchases of units of any other Invesco- sponsored unit investment trusts during each trust's initial offering period, (ii) purchases of units made as described under the "Fee Accounts" paragraph in this section, and (iii) purchases of units eligible for the sales charge discounts described under the "Rollovers and Exchanges" paragraph in this section. In addition, Units purchased in the name of your spouse (or the equivalent if recognized under local law) or children (including step-children) under 21 living in the same household as you will be deemed to be additional purchases by you for the purposes of calculating the applicable quantity discount level. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing Units for a single trust, estate (including multiple trusts created under a single estate) or fiduciary account.

   Fee Accounts. Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed ("Fee Accounts"). If Units of a Portfolio are purchased for a Fee Account and the Portfolio is subject to a Wrap Fee (i.e., the Portfolio is "Wrap Fee Eligible"), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee of $0.05 per Unit that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio. As described above in "Large Quantity Purchases", Units purchased for a Fee Account may be combined with certain other purchases for purposes of achieving the quantity discount levels presented in the table above under "Large Quantity Purchases", however, such Wrap Fee Eligible Units are not eligible for any sales charge discounts in addition to that which is described in this paragraph and under the "Fee Accounts" section found below.


   Rollovers and Exchanges. During the initial offering period of the Portfolios offered in this prospectus, unitholders of any Invesco-sponsored unit investment trust and unitholders of unaffiliated unit investment trusts may utilize their redemption proceeds (towards an exchange) or termination proceeds (towards a rollover) from such trusts to purchase Units of the Portfolios offered in this prospectus, or units of any other Invesco-sponsored unit investment trust in its initial offering period, at a reduced sales charge. For such aggregated purchases of less than $1,000,000, Units may be purchased at the Public Offering Price per Unit less 1.00%. For such aggregated purchases of $1,000,000 or more, either made solely with redemption or termination proceeds from other unit investment trusts or in combination with other purchases as described above under "Large Quantity Purchases", Units will be eligible for the applicable quantity discount level presented in the table that appears in that subsection. For aggregated purchases described above in the "Large Quantity Purchases" subsection that consist of any units other than Units of any Portfolio in this prospectus, please refer to the prospectus of the applicable Invesco-sponsored unit investment trust for information regarding the specified sales charge reductions on those units. In order to be eligible for the sales charge discounts applicable to Unit purchases made with redemption or termination proceeds from other unit investment trusts, the trade date of each rollover or redemption, or each other trust's termination date resulting in the receipt of such proceeds used to purchase Units of the Portfolio must all be derived from transactions that occurred within 30 calendar days prior to your Unit purchase. In addition, the discounts will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for these reduced sales charge discounts. A rollover or exchange does not avoid a taxable event on the redemption or termination of an interest in a trust.


   Employees. Employees, officers and directors (including their spouses (or the equivalent if recognized under local law) and children or step-children under 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons) of Invesco Capital Markets, Inc. and its affiliates, and dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

   Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Portfolio into additional Units of your Portfolio. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of this discount. If you elect to reinvest distributions, the Sponsor will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge and creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

   Unit Price. The Public Offering Price of Units will vary from the amounts stated under "Essential Information" in accordance with fluctuations in the prices of the underlying Securities in a Portfolio. The initial price of the Securities upon deposit by the Sponsor was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. The Evaluation Time is the close of the New York Stock Exchange on each business day. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", means any day on which the New York Stock Exchange is open for regular trading. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

   The value of portfolio securities is based on the securities' market price when available. When a market price is not readily available, including circumstances under which the Trustee determines that a security's market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Trustee or an independent pricing service used by the Trustee. In these cases, a Portfolio's net asset value will reflect certain portfolio securities' fair value rather than their market price. With respect to securities that are primarily listed on foreign exchanges, the value of the portfolio securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to the Portfolios.

   During the initial offering period, part of the Public Offering Price represents an amount that will pay the costs incurred in establishing your Portfolio. These costs include the costs of preparing documents relating to the Portfolio (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, the initial fees and expenses of the Trustee and the initial audit. Your Portfolio will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when the Portfolio pays these costs.

   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   Unit Sales Concessions. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period as set forth in the "Broker-Dealer Concession or Agency Commission" column of the table under "Reducing Your Sales Charge -- Large Quantity Purchases". For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of the Portfolios, the regular concession or agency commission will amount to 1.30% per Unit (0.75% per Unit for aggregated purchases of $1,000,000 or more).

   Volume Concession Based Upon Annual Sales. As described below, broker-dealers and other selling agents may in certain cases be eligible for an additional concession based upon their annual eligible sales of all Invesco fixed income and equity unit investment trusts. Eligible sales include all units of any Invesco unit investment trust underwritten or purchased directly from Invesco during a trust's initial offering period. For purposes of this concession, trusts designated as either "Invesco Unit Trusts, Taxable Income Series" or "Invesco Unit Trusts, Municipal Series" are fixed income trusts, and trusts designated as "Invesco Unit Trusts Series" are equity trusts. In addition to the regular concessions or agency commissions described above in "Unit Sales Concessions" all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all eligible Invesco unit investment trusts during the previous consecutive 12-month period through the end of the most recent month. The Volume Concession, as applicable to equity and fixed income trust units, is set forth in the following table:

                                         Volume Concession
                                       ---------------------
      Total Sales                   Equity Trust  Fixed Income
      (in millions)                     Units     Trust Units
----------------------              ------------  ------------
$25 but less than $100                  0.050%       0.050%
$100 but less than $150                 0.075        0.075
$150 but less than $250                 0.100        0.100
$250 but less than $500                 0.115        0.100
$500 but less than $750                 0.125        0.100
$750 but less than $1,000               0.130        0.100
$1,000 but less than $1,500             0.135        0.100
$1,500 but less than $2,000             0.140        0.100
$2,000 but less than $3,000             0.150        0.100
$3,000 but less than $4,000             0.160        0.100
$4,000 but less than $5,000             0.170        0.100
$5,000 or more                          0.175        0.100

   Broker-dealers and other selling firms will not receive the Volume Concession on the sale of units purchased in Fee Accounts, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the Volume Concession table above. Secondary market sales of all unit investment trusts are excluded for purposes of the Volume Concession. Eligible dealer firms and other selling agents include clearing firms that place orders with Invesco and provide Invesco with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of the concessions or agency commissions from time to time. For a trust to be eligible for this additional compensation, the trust's prospectus must include disclosure related to this additional compensation.

   Additional Information. Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. For all secondary market transactions the total concession or agency commission will amount to 80% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of a Portfolio and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Portfolio(s) and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.


   Sponsor Compensation. The Sponsor will receive the total sales charge applicable to each transaction. Except as provided under "Unit Distribution" above, any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to the Portfolios on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". Invesco Advisers, Inc., an affiliate of the Sponsor, acts as an investment advisor to certain of the underlying funds in your Portfolio and will receive compensation in this capacity. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of Units held by the Sponsor for sale to the public. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934, as amended ("1934 Act").


   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Market for Units. Although it is not obligated to do so, the Sponsor may maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------

   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
--------------------------------------------------------------------------------

   As described above, Units may be available for purchase by investors in Fee Accounts where the Portfolio is Wrap Fee Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. This table illustrates the sales charge you will pay if the Portfolio is Wrap Fee Eligible as a percentage of the initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).

Initial sales charge                0.00%
Deferred sales charge               0.00
                                    -----
      Transactional sales charge    0.00%
                                    =====
Creation and development fee        0.50%
                                    -----
      Total sales charge            0.50%
                                    =====

   You should consult the "Public Offering--Reducing Your Sales Charge" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio. To purchase Units in these Fee Accounts, your financial professional must purchase Units designated with one of the Wrap Fee CUSIP numbers set forth under "Essential Information," either Wrap Fee Cash for cash distributions or Wrap Fee Reinvest for the reinvestment of distributions in additional Units, if available. See "Rights of Unitholders--Reinvestment Option."

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------


   Distributions. The Trustee will generally distribute the cash held in the Income and Capital Accounts of your Portfolio, net of expenses, on each Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of your Portfolio's net asset value. These dates appear under "Essential Information". Distributions made by the closed-end funds in your Portfolio include ordinary income, but may also include sources other than ordinary income such as returns of capital, loan proceeds, short-term capital gains and long-term capital gains (see "Taxation--Distributions"). Unitholders will also receive a final distribution of income when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered, or any shorter period as may be required by the applicable rules under the 1934 Act). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. See "Rights of Unitholders--Reinvestment Option".


   Dividends and interest received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.


   Estimated Distributions. The estimated initial distribution and estimated net annual income per Unit may be shown under "Essential Information." Generally, the estimate of the income a Portfolio may receive is based on the most recent ordinary dividends declared by a closed-end fund. In certain cases, estimated net annual income may also be based upon several recently declared dividends of a closed-end fund. However, the issuers of any securities in the underlying funds in your Portfolio, as well as the issuers of the closed-end funds in your Portfolio, do not assure dividend payments and therefore the amount of future dividend income to your Portfolio is uncertain. The actual net annual distributions may decrease over time because a portion of the Securities included in a Portfolio will be sold to pay for the organization costs, deferred sales charge and creation and development fee. Securities may also be sold to pay regular fees and expenses during a Portfolio's life. Dividend and income conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends/income paid or declared over several years or other periods may be used to estimate annual distributions. The actual net annual income distributions you receive will vary from the estimated amount due to changes in a Portfolio's fees and expenses, in actual income received by a Portfolio, currency fluctuations and with changes in a Portfolio such as the acquisition, call, maturity or sale of Securities. Due to these and various other factors, actual income received by a Portfolio will most likely differ from the most recent dividends or scheduled income payments.


   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). The CUSIP numbers for either "Cash" distributions or "Reinvest" for the reinvestment of distributions are set forth under "Essential Information". Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company ("DTC") or purchase a Reinvest (or Wrap Fee Reinvest in the case of Wrap Fee Eligible Units held in Fee Accounts) CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. The reinvestment option is not offered during the 30 calendar days prior to termination. If Units are unavailable for reinvestment or this reinvestment option is no longer available, distributions will be paid in cash. To the extent that a distribution is taxable, it will be taxable to Unitholders whether paid in cash or reinvested in additional Units. See "Taxation".

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor shall have the right to suspend or terminate the reinvestment plan at any time. The reinvestment plan is subject to availability or limitation by each broker-dealer or selling firm. Broker-dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information.


   Redemption of Units. All or a portion of your Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee, but you are responsible for applicable governmental charges, if any. Units redeemed by the Trustee will be canceled. You may redeem all or a portion of your Units by sending a request for redemption to your bank or broker-dealer through which you hold your Units. No later than three business days (or any shorter period as may be required by the applicable rules under the 1934 Act) following satisfactory tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a business day, the date of tender is deemed to be the next business day. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.


   Unitholders tendering 1,000 or more Units of the Portfolios (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution during the initial offering period or within 30 calendar days of a Portfolio's termination. The Portfolios generally will not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at DTC. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares. The in kind distribution option may be modified or discontinued at any time without notice. Notwithstanding the foregoing, if the Unitholder requesting an in kind distribution is the Sponsor or an affiliated person of the Portfolio, the Trustee may make an in kind distribution to such Unitholder, provided that no one with a pecuniary incentive to influence the in kind distribution may influence selection of the distributed securities, the distribution must consist of a pro rata distribution of all portfolio securities (with limited exceptions) and the in kind distribution may not favor such affiliated person to the detriment of any other Unitholder. Unitholders will incur transaction costs in liquidating securities received in an in-kind distribution, and any such securities received will be subject to market risk until sold. In the event that any securities received in-kind are illiquid, Unitholders will bear the risk of not being able to sell such securities in the near term, or at all.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in a Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends or other income distributions receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio (including costs associated with liquidating securities after the end of the initial offering period) and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will not be reduced by estimated organization costs or the creation and development fee. For these purposes, the Trustee may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission ("SEC") determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   Exchange Option. When you redeem Units of your Portfolio or when your Portfolio terminates (see "Rollover" below), you may be able to exchange your Units for units of other Invesco unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. A rollover or exchange is a taxable event to you. We may discontinue this option at any time.

   Units. Ownership of Units is evidenced in book-entry form only and will not be evidenced by certificates. Units purchased or held through your bank or broker-dealer will be recorded in book-entry form and credited to the account of your bank or broker-dealer at DTC. Units are transferable by contacting your bank or broker-dealer through which you hold your Units. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and your agreement with the DTC participant in whose name your Units are registered on the transfer records of DTC.

   Rollover. We may offer a subsequent series of each Portfolio for a Rollover when the Portfolios terminate.

   On the Mandatory Termination Date you will have the option to (1) participate in a Rollover and have your Units reinvested into a subsequent trust series or (2) receive a cash distribution.

   If you elect to participate in a cash Rollover, your Units will be redeemed on the Mandatory Termination Date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

   We may make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current Portfolios. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Portfolio procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxation".

   Reports Provided. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
--------------------------------------------------------------------------------

   Portfolio Administration. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect a Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to a Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept an offer if the Supervisor determines that the sale or exchange is in the best interest of Unitholders (only offers for cash if a Portfolio has not elected to be taxed as a regulated investment company for tax purposes). The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. The Trustee must reject any offer for securities or property other than cash in exchange for the Securities. If securities or property are nonetheless acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in a Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   The Trust Agreement requires the Trustee to vote all shares of the funds held in a Portfolio in the same manner and ratio on all proposals as the owners of such shares not held by the Portfolio.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. However, if the Trustee sells funds shares to redeem Units or to pay Portfolio expenses or sales charges, the Trustee will do so, as nearly as practicable, on a pro rata basis. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units.

   Pursuant to an exemptive order, your Portfolio may be permitted to sell Securities to a new trust when it terminates if those Securities are included in the new trust. The exemption may enable your Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   Termination. A Portfolio will terminate on the Mandatory Termination Date specified under "Essential Information" or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Qualified Unitholders may elect an in kind distribution of Securities, provided that Unitholders may not request an in kind distribution of Securities within 30 calendar days of a Portfolio's termination. Any in kind distribution of Securities will be made in the manner and subject to the restrictions described under "Rights of Unitholders--Redemption of Units", provided that, in connection with an in kind distribution election more than 30 calendar days prior to termination, Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of your Portfolio. See "Additional Information".

   Limitations on Liabilities. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.


   Sponsor. Invesco Capital Markets, Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. ("Invesco Advisers"). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of March 31, 2017, the total stockholders' equity of Invesco Capital Markets, Inc. was $98,932,003.85 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $834.8 billion as of March 31, 2017.


   The Sponsor and your Portfolio have adopted a code of ethics requiring Invesco Ltd.'s employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. If you have questions regarding your account or your Portfolio, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

TAXATION
--------------------------------------------------------------------------------

   This section summarizes some of the principal U.S. federal income tax consequences of owning Units of a Portfolio as of the date of this prospectus. Tax laws and interpretations are subject to change, possibly with retroactive effect. This summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, a tax-exempt entity, financial institution, person who marks to market their Units or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences of investing in a Portfolio.

   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the tax treatment of the assets to be deposited in your Portfolio.

   As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

   Assets of the Portfolio. Each Portfolio is expected to hold shares (the "RIC Shares") in funds that are treated as interests in regulated investment companies ("RICs") for federal income tax purposes.

   It is possible that your Portfolio will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. We refer to the assets held by your Portfolio as "Portfolio Assets".

   Portfolio Status. If your Portfolio is at all times operated in accordance with the documents establishing the Portfolio and certain requirements of federal income tax law are met, the Portfolio will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Portfolio Assets, and as such you will be considered to have received a pro rata share of income (e.g. dividends and capital gains), if any from each Portfolio Asset when such income would be considered to be received by you if you directly owned the Portfolio Assets. This tax treatment applies even if you elect to have your distributions reinvested into additional Units. In addition, the income from Portfolio Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Portfolio expenses.

   Your Tax Basis and Income or Loss Upon Disposition. If you dispose of your Units or redeem your Units for cash, you will generally recognize taxable gain or loss. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in your Units disposed of from your proceeds received in the transaction. You also generally will recognize taxable gain or loss if your Portfolio disposes of Portfolio Assets based on your share of the Portfolio's disposition. Your initial tax basis in each Portfolio Asset is determined by apportioning the cost of your Units, including sales charges, among the Portfolio Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, your tax basis in certain Portfolio Assets must be adjusted after you acquire your Units.

   Dividends and net capital gains are subject to a 3.8% federal tax on net investment income for taxpayers at higher income levels.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code of 1986, as amended (the "Code"), however, treats certain capital gains as ordinary income in special situations. The deductibility of capital losses is subject to limitations under the Code, including generally a maximum deduction against ordinary income of $3,000 per year.

   Dividends from RIC Shares. Unitholders of the Portfolios are treated as directly receiving dividends and distributions paid to the Portfolio by the Portfolio Assets. Some dividends on the RIC Shares may be reported as "capital gain dividends," generally taxable to you as long-term capital gains. Some dividends on the RIC Shares may qualify as "exempt interest dividends," which are derived from tax-exempt obligations held by the RIC and which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however may be taken into account in determining your alternative minimum tax, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed or may be subject to state or local taxation). Other dividends on the RIC Shares will generally be taxable to you as ordinary income. Certain ordinary income dividends from a RIC may qualify to be taxed at the same federal tax rates that apply to net capital gain (as discussed above), however, this lower tax rate does not apply to RIC dividends attributable to income from municipal bonds. Regulated investment companies are required to provide notice to their shareholders of the amount of any distribution that may be taken into account as a dividend that is eligible for the capital gains tax rates. If you hold a Unit for six months or less or if your Portfolio holds a RIC Share for six months or less, any loss incurred by you related to the disposition of such RIC Share will be disallowed to the extent of the exempt-interest dividends you received. To the extent, if any, it is not disallowed, it will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such RIC Share. Distributions of income or capital gains declared on the RIC Shares in October, November or December but paid in January will be deemed to have been paid to you on December 31 of the year they are declared.

   Dividends Received Deduction. Generally, a domestic corporation owning Units in a Portfolio may be eligible for the dividends received deduction with respect to such Unitholder's pro rata portion of certain types of dividends received by the Portfolio. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

   In Kind Distributions. Under certain circumstances as described in this prospectus, you may request an in kind distribution of Portfolio Assets when you redeem your Units. By electing to receive an in kind distribution, you will receive Portfolio Assets plus, possibly, cash. You generally will not recognize gain or loss if you only receive whole Portfolio Assets in exchange for the identical amount of your pro rata portion of the same Portfolio Assets held by your Portfolio. However, if you also receive cash in exchange for a Portfolio Asset or a fractional portion of a Portfolio Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Portfolio Asset or fractional portion.

   Cash Distributions, Rollovers and Exchanges. If you receive cash when you redeem your Units or at your Portfolio's termination or if you elect to direct that the cash proceeds you are deemed to receive when you redeem your Units or at your Portfolio's termination be rolled into a future trust, it would generally be considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and, in general, any loss will be treated as a capital loss. However, any loss you incur in connection with the receipt or deemed receipt of cash, or in connection with the exchange of your Units of the Portfolio for units of another trust (deemed sale and subsequent deemed repurchase), will generally be disallowed to the extent you acquire units of a subsequent trust and such subsequent trust has substantially identical assets under the wash sale provisions of the Code.

   Limitations on the Deductibility of Portfolio Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Portfolio's income, even if some of that income is used to pay Portfolio expenses. You may deduct your pro rata share of each expense paid by your Portfolio to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Portfolio as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

   Because some of the RICs pay exempt-interest dividends, which are treated as tax-exempt interest for federal income tax purposes, you will not be able to deduct some of your share of the Portfolio expenses. In addition, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your Units.

   Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), distributions of dividends and interest from your Portfolio generally are subject to U.S. federal income taxes, including withholding taxes, unless certain conditions for exemption from U.S. taxation are met. Gains from the sale or redemption of your Units may not be subject to U.S. federal income taxes if you are not otherwise subject to net income taxation in the United States. In the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, distributions by your Portfolio that are treated as U.S. source income (e.g., dividends received on stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding, subject to any applicable treaty. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt from U.S. taxation. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

   The Foreign Account Tax Compliance Act ("FATCA"). A 30% withholding tax on your Portfolio's distributions, including capital gains distributions, and on gross proceeds from the sale or other disposition of Units generally applies if paid to a foreign entity unless: (i) if the foreign entity is a "foreign financial institution" as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations,
(ii) if the foreign entity is not a "foreign financial institution," it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. If required under the rules above and subject to the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA applies: (i) with respect to distributions from your Portfolio and (ii) with respect to certain capital gains distributions and gross proceeds from a sale or disposition of Units that occur on or after January 1, 2019. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. Your Portfolio will not pay any additional amounts in respect of amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.

   Foreign Taxes. Some distributions by your Portfolio may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

   Backup Withholding. By law, your Portfolio must withhold as backup withholding a percentage (currently 28%) of your taxable distributions and redemption proceeds if you do not provide your correct social security or taxpayer identification number and certify that you are not subject to backup withholding, or if the IRS instructs your Portfolio to do so.

   New York Tax Status. Under the existing income tax laws of the State and City of New York, your Portfolio will not be taxed as a corporation, subject to the New York State franchise tax of the New York City general corporation tax. You should consult your tax advisor regarding potential federal, foreign, state or local taxation with respect to your Units based on your individual circumstances.

CALIFORNIA TAX STATUS
--------------------------------------------------------------------------------

   Paul Hastings LLP has examined the income tax laws of the State of California to determine its applicability to Closed-End Strategy: Master Municipal Income Portfolio -California Series (the "California Series") and to the holders of Units in the California Series who are full-time residents of the State of California ("California Unitholders").

   In connection therewith, Paul Hastings LLP has examined the registration statement, this prospectus, the Trust Agreement and such other documents as they have deemed pertinent. The assets of the California Series will consist of shares in entities each of which is taxed as a RIC for federal income tax purposes.

   Neither the Sponsor nor its counsel have independently examined the RIC Shares to be deposited in and held in the California Series. However, although no opinion is expressed with respect to the issuance of the RIC Shares, in rendering the opinion expressed herein, it has been assumed that: (i) each RIC qualifies as a regulated investment company for federal income tax purposes and
(ii) at the close of each quarter of the taxable year of each RIC, at least 50 percent of the value of such RIC's total assets consists of obligations the interest on which is exempt from the income tax imposed by the State of California that is applicable to individuals, trusts and estates (the "California Personal Income Tax").

   Based upon the foregoing, and upon an investigation of such matters of law as were considered to be applicable, Paul Hastings LLP is of the opinion that, under existing provisions of the law of the State of California as of the date hereof:

     1. If the California series is at all times operated in accordance with the documents establishing the series and certain requirements of California income tax law are met, the California Series will not be treated as an association taxable as a corporation for purposes of the California Corporation Tax Law, and each California Unitholder will be treated as the owner of a pro rata portion of the California Series, and the income of such portion of the California Series will be treated as the income of the California Unitholders under the California Personal Income Tax.

     2. The portion of each dividend paid by a RIC to the California Series and distributed to a California Unitholder which (i) is excludable from California taxable income for purposes of the California Personal Income Tax if received directly by a California Unitholder, (ii) is properly reported by a RIC as an exempt-interest dividend for California income tax purposes in a written statement furnished to its shareholders and (iii) does not exceed the amount of interest received by the RIC during its taxable year (minus certain non-deductible expenses) on obligations the interest on which would be excludable from California taxable income for purposes of the California Personal Income Tax if received directly by a California Unitholder, will be excludable from California taxable income for purposes of the California Personal Income Tax when received by the California Series and distributed to a California Unitholder. However, dividends other than exempt-interest dividends paid by a RIC will generally be taxable for purposes of the California Personal Income Tax.

     3. Each California Unitholder of the California Series will generally recognize gain or loss for California Personal Income Tax purposes if the Trustee disposes of a RIC Share (whether by redemption, sale or otherwise) or when the California Unitholder redeems or sells Units of the California Series, to the extent that such a transaction results in a recognized gain or loss to such California Unitholder for federal income tax purposes. However, there are certain differences between the recognition of gain or loss for federal income tax purposes and for California Personal Income Tax purposes, and California Unitholders are advised to consult their own tax advisors.

     4. Under the California Personal Income Tax, interest on indebtedness incurred or continued by a California Unitholder to purchase Units in the California Series is generally not deductible for purposes of the California Personal Income Tax.

   This opinion does not address the taxation of persons other than full time residents of California. This opinion relates only to California Unitholders subject to the California Personal Income Tax. No opinion is expressed with respect to the taxation of California Unitholders subject to the California Corporation Tax Law and such California Unitholders are advised to consult their own tax advisors. Please note, however, that dividends from the RIC Shares attributed to a California Unitholder that is subject to the California Corporation Tax Law may be includible in its gross income for purposes of determining its California franchise tax and its California income tax. Paul Hastings LLP has not examined any of the RIC Shares to be deposited and held in the California Series or the proceedings for the issuance thereof or the opinions of counsel with respect thereto, and no opinion is expressed with respect to taxation under any other provisions of the California law. Ownership of the Units may result in collateral California tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

NEW YORK TAX STATUS
--------------------------------------------------------------------------------

   Paul Hastings LLP has analyzed the tax status and treatment of the Closed-End Strategy: Master Municipal Income Portfolio - New York Series (the "New York Series") under the income tax laws of the State and City of New York and the treatment of the holders of Units in the New York Series who are residents of the State and City of New York under such tax laws. In connection therewith, Paul Hastings LLP has examined the registration statement, this prospectus, the Trust Agreement and such other documents as they have deemed pertinent. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. The New York or other taxing authorities could disagree with any conclusions set forth in this section.

   The assets of the New York Series will consist of shares in entities each of which is taxed as a RIC for federal income tax purposes. Neither the Sponsor nor its counsel has independently examined the RIC Shares to be deposited in and held in the New York Series. In rendering its opinion, Paul Hastings LLP has assumed that: (i) each RIC qualifies as a regulated investment company for federal income tax purposes, (ii) the assets of the RICs will include interest-bearing obligations issued by or on behalf of the State of New York or political sub-divisions thereof or United States possessions, the interest on which is excludable from gross income for federal income tax purposes and from taxable income for purposes of the personal income tax imposed by Article 22 of the New York State Tax Law (the "State Personal Income Tax") and the personal income tax imposed by the City of New York under Section 11-1701 of the Administrative Code of the City of New York (the "City Personal Income Tax") (collectively, the "Bonds").

   In the opinion of Paul Hastings LLP, in summary under existing New York law:

     (i) The New York Series will not be taxed as a corporation subject to the New York State franchise tax imposed on domestic and foreign corporations by Article 9-A of the New York State Tax Law (the "State Corporate Tax") or the general corporation tax imposed by The City of New York on domestic and foreign corporations under Section 11-603 of the Administrative Code of The City of New York (the "City Corporate Tax").

     (ii) Exempt-interest dividends paid by the RICs to the New York Series and distributed to Unitholders that are excluded from gross income for federal income tax purposes and that are attributable to interest on the Bonds will be excluded from taxable income for purposes of the State Personal Income Tax and the City Personal Income Tax.

     (iii) Distributions paid by the RICs to the New York Series and distributed to Unitholders, other than exempt-interest dividends attributable to interest on the Bonds, will generally not be excluded from taxable income for purposes of the State Personal Income Tax and the City Personal Income Tax.

     (iv) Each Unitholder of the New York Series will generally recognize gain or loss for purposes of the State Personal Income Tax and the City Personal Income Tax if the Trustee disposes of a RIC Share (whether by redemption, sale or otherwise) or when a Unitholder redeems or sells Units of the New York Series, to the extent that such a transaction results in a recognized gain or loss to such Unitholder for federal income tax purposes.

   Unitholders should be aware that, generally, interest on indebtedness incurred or continued to purchase or carry Units is not deductible for purposes of the State Personal Income Tax and the City Personal Income Tax.

   This disclosure does not address the taxation of persons other than full-time residents of the State of New York and New York City and relates only to the Unitholders subject to the State Personal Income Tax and the City Personal Income Tax. Paul Hastings LLP has expressed no opinion with respect to the taxation of Unitholders subject to the State Corporate Tax, the City Corporate Tax or the unincorporated business tax imposed by New York City and such Unitholders are advised to consult their own tax advisors. Please note, however, that dividends from the RIC Shares attributed to a New York Unitholder that is subject to the State Corporate Tax or the City Corporate Tax may be subject to such taxes. Neither the Sponsor nor its counsel has independently examined the RIC Shares or the opinions of bond counsel with respect thereto. Ownership of Units in the New York Series may result in other New York State and New York City tax consequences to certain taxpayers, and prospective investors should consult their tax advisors.

PORTFOLIO OPERATING EXPENSES
--------------------------------------------------------------------------------

   General. The fees and expenses of your Portfolio will generally accrue on a daily basis. Portfolio operating fees and expenses are generally paid out of the Income Account to the extent funds are available, and then from the Capital Account. The deferred sales charge, creation and development fee and organization costs are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". These sales will reduce future income distributions. The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "Services Less Rent of Shelter" in the Consumer Price Index for All Urban Consumers or, if this category is not published, in a comparable category.

   Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   Creation and Development Fee. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.05 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   Trustee's Fee. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   Compensation of Sponsor and Supervisor. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee for providing bookkeeping, administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Invesco unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   Miscellaneous Expenses. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. A Portfolio may pay the expenses of updating its registration statement each year.

   Fund Expenses. Each Portfolio will also bear the expenses of the underlying funds. While your Portfolio will not pay these expenses directly out of its assets, an estimate of these expenses is shown in your Portfolio's estimated annual expenses in the "Fee Table" to illustrate the impact of these expenses. This estimate is based upon each underlying fund's annual operating expenses for the most recent fiscal year. Each underlying fund's annual operating expense amount is subject to change in the future.

OTHER MATTERS
--------------------------------------------------------------------------------

   Legal Opinions. The legality of the Units offered hereby has been passed upon by Paul Hastings LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee.

   Independent Registered Public Accounting Firm. The statements of condition and the related portfolios included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This prospectus does not contain all the information set forth in the registration statements filed by your Portfolio with the SEC under the Securities Act of 1933 and the Investment Company Act of 1940 (file no. 811-2754). The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about the Portfolios. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. You may obtain information about the Public Reference Room by calling 1-202-551-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

TABLE OF CONTENTS
------------------------------------------------
            Title                           Page
------------------------------------------------
   Closed-End Strategy: Master Municipal
     Income Portfolio -- California Series     2
   Closed-End Strategy: Master Municipal
     Income Portfolio -- New York Series       6
   Notes to Portfolios                        10
   Report of Independent Registered
     Public Accounting Firm                   11
   Statements of Condition                    12
   The Portfolios                            A-1
   Objectives and Securities Selection       A-2
   Closed-End Funds                          A-2
   Risk Factors                              A-3
   Public Offering                           A-6
   Retirement Accounts                      A-12
   Fee Accounts                             A-12
   Rights of Unitholders                    A-12
   Portfolio Administration                 A-16
   Taxation                                 A-18
   California Tax Status                    A-21
   New York Tax Status                      A-23
   Portfolio Operating Expenses             A-24
   Other Matters                            A-25
   Additional Information                   A-25

------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective.
This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.


                                                                    U-EMSPRO1773


                                   PROSPECTUS
                                ----------------
                                  May 25, 2017


                     Closed-End Strategy: Master Municipal
                  Income Portfolio -- California Series 2017-2

                     Closed-End Strategy: Master Municipal
                   Income Portfolio -- New York Series 2017-2





              Please retain this prospectus for future reference.




INVESCO





                             Information Supplement


Closed-End Strategy: Master Municipal Income Portfolio -- California Series
2017-2
Closed-End Strategy: Master Municipal Income Portfolio -- New York Series
2017-2
--------------------------------------------------------------------------------


   This Information Supplement provides additional information concerning the risks and operations of the Portfolios which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus (but is incorporated into the prospectus by reference). It does not include all of the information that you should consider before investing in the Portfolios. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor's unit investment trust division at 3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515-5456, or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.

                               Table of Contents


                                                          Page
                Risk Factors                                2
                Sponsor Information                        27
                Trustee Information                        27
                Portfolio Termination                      28




INVESCO



RISK FACTORS

   Closed-End Funds. Closed-end funds' portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities that the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including a Portfolio) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares that were purchased by a Portfolio at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to the Portfolios since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent that such a plan is implemented and shares owned by a Portfolio are repurchased by a fund, the Portfolio's position in that fund will be reduced and the cash will be distributed.

   A Portfolio is prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which it invests. In the event of a rights offering for additional shares of a fund, Unitholders should expect that a Portfolio will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

   Closed-end funds may use leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the Units of a Portfolio. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

   In limited cases certain closed-end funds may employ an investment strategy which includes investments in derivatives such as forward contracts, options, futures contracts, options on futures contracts and swap agreements or intricate derivative-like features, including reverse convertibles, steepener notes, reference point investments and knockout/knock-in features. These strategies may utilize multiple features that affect investment returns differently under various scenarios. Derivatives may be purchased on established exchanges or through privately negotiated transactions. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives. Structured notes and other related instruments carry risks similar to those of more traditional derivatives such as futures, forward and option contracts. Structured instruments may entail a greater degree of market risk and volatility than other types of debt obligations. There can be no assurance that a derivative based strategy will be successful during any period in which it is employed.

   An exclusion has been claimed for each Portfolio from the definition of the term "commodity pool operator" under the Commodity Exchange Act ("CEA") and, therefore, your Portfolio is not subject to registration as a commodity pool operator under the CEA.

   Municipal Bonds. The closed-end funds in your Portfolio invest in certain types of bonds described below. Accordingly, an investment in your Portfolio should be made with an understanding of the characteristics of and risks associated with such bonds.

   Certain of the bonds in a closed-end fund may be general obligations of a governmental entity that are backed by the taxing power of such entity. Other bonds are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds in a closed-end fund, both within a particular classification and between classifications, depending on numerous factors.

   Certain of the bonds in a closed-end fund may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds.

   Certain of the bonds in a closed-end fund may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party pay or programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party pay or programs.

   Certain of the bonds in a closed-end fund may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the bonds in a closed-end fund to make payments of principal and/or interest on such bonds.

   Certain of the bonds in a closed-end fund may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.

   Certain of the bonds in a closed-end fund may be industrial revenue bonds ("IRBs"). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

   Certain of the bonds in a closed-end fund may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

   Certain of the bonds in a closed-end fund may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

   Certain of the bonds in a closed-end fund may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

   Certain of the bonds in a closed-end fund may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds prior to the stated maturity of the bonds.

   Certain of the bonds in a closed-end fund may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds in a closed-end fund may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. No one can predict all of the circumstances which may result in such redemption of an issue of bonds. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

California Risk Factors.


   The California Series invests in closed-end funds that invest primarily in California municipal securities. The value of its portfolio investments with respect to these securities will be highly sensitive to events affecting the fiscal stability of the State of California (referred to in this section as "California" or the "State") and its municipalities, authorities and other instrumentalities that issue such securities. The following information is only a brief summary of the complex factors affecting the financial situation in California and is based on information available as of the date of this prospectus primarily from official statements and legislative analyses relating to the State's budget, and from official statements for securities offerings of the State.

General Economic Conditions

   Economic Outlook. The economy of the State is the largest among the 50 states and one of the largest and most diverse in the world. The diversified economy of the State has major components in high technology, trade, entertainment, agriculture, manufacturing, government, tourism, construction and financial services. Certain of the State's significant industries, such as high technology, are sensitive to economic disruptions in their export markets.

   The State's economy is in the midst of a gradual recovery from the most severe economic downturn and financial pressure since the 1930s. Continued growth in the high-technology sector, international trade and tourism along with improvements in residential construction and real estate markets have been positive indicators of California's broadening economic recovery. While persistent unemployment impedes greater economic growth and revenue generation, analysts generally expect the State's economy to continue to expand at a moderate pace in the near future. The Legislative Analyst's Office ("LAO"), a non-partisan fiscal and policy adviser, has projected that the State's economic recovery should continue its steady progress and that the State will continue its progress in building budget reserves under Proposition 2; however, continued uncertainty about the effects of federal policy and weak global growth create fiscal risks and pressures to a more robust recovery. There can be no assurance that the positive economic and fiscal trends will continue or that the economy will not become more difficult.

   As of April 2017, California's unemployment was 4.8%, compared to 12.4% at the recession's peak in October 2010 and the pre-recession low of 4.8% in November 2006. Job growth in the State for the twelve-month period between April 2016 and April 2017 shows an increase of 1.4%. Due to slow but consistent job growth California has gained approximately 2,494,600 jobs through April 2017 since the economic expansion began in February 2010.

   Geography. California's geographic location subjects it to earthquake and wildfire risks. It is impossible to predict the time, magnitude or location of a major earthquake or wildfire or its effect on the California economy. In August 2014, a major earthquake struck the Napa Valley area, causing significant damage in a three county area. In October 2007, a series of wildfires burned across Southern California, forcing approximately 1 million evacuations and causing significant damage in seven counties. The possibility exists that other such earthquakes or wildfires could create major dislocation of the California economy and could significantly affect State and local governmental budgets.

   States of Emergency. On January 23, 2017, the Governor declared a statewide state of emergency to bolster the state's response to widespread and severe flooding in multiple counties in California. The actual impact of the flooding on the State's economy is impossible to estimate, however, the overall cost of the clean-up, repair and resulting loss of revenue could be substantial.

   On May 20, 2015, the Governor declared a state of emergency for Santa Barbara County due to the effects of an oil spill. The spill was the result of a pipeline rupture that caused the release of more than 100,000 gallons of oil and other potentially hazardous substances into the Pacific Ocean near Refugio State Beach. In his proclamation of a state of emergency, the Governor acknowledged that local governments and businesses along the Santa Barbara County coast will suffer long-term impacts from the spill. The actual impact of the spill on the State's economy is impossible to estimate, however, the overall cost of the clean-up, long-term environmental damage and resulting loss of revenue could be substantial.

State Budgets

   Budget Process. California has a fiscal year ending on June 30 of each year. Under the State constitution, the Governor must submit a proposed budget to the Legislature by January 10 of the preceding fiscal year and the Legislature must adopt a final budget by June 15 of the preceding fiscal year. Both the proposed budget and final budget are required to be balanced, in that General Fund expenditures must not exceed projected General Fund revenues and transfers for the fiscal year.

   California receives revenues from taxes, fees and other sources, the most significant of which are personal income tax, sales and use tax and corporate tax (which collectively constitute more than 90% of General Fund revenues and transfers). During the economic downturn, historic revenue shortfalls resulted in multi-billion dollar budget deficits for consecutive fiscal years and severe cash shortages in California. During the 2011-12 and 2012-13 fiscal years, the State budget addressed approximately $20 billion in annual deficits through a combination of significant spending cuts, temporary tax increases, borrowing, and other budgetary measures. While the State has continued to face fiscal pressure from deferred budgetary obligations accumulated over the prior decade, primarily to schools and local governments (the so-called "Wall of Debt"), and unfunded liabilities associated with the state employee retirement systems and state retiree health benefits, the State projects that the budget will be balanced in an ongoing manner until at least fiscal year 2017-18. However, unanticipated or rising costs, revenue shortfalls or the State's inability to enact or effectively realize budget solutions may adversely affect California's fiscal outlook and cause the State to continue facing acute long-term challenges and budget deficits.

   Current Budget. The California State Budget for the 2016-2017 fiscal year (the "2016 Budget Act") was passed by the State Legislature and signed by the Governor on June 15, 2016. The 2016 Budget Act projected General Fund revenues and transfers in fiscal year 2016-17 of $126.3 billion (including the $3.2 billion balance carried over from the 2015-16 fiscal year) and authorized General Fund expenditures of $122.4 billion for the fiscal year ending on June 30, 2017. The 2014-15 budget established a multi-year plan to eliminate the $74 billion in unfunded accrued liability in the California State Teachers' Retirement System (CalSTRS) by increasing contributions from the State, school districts and teachers over time.

   In its annual report on California's fiscal outlook, released on November 16, 2016 (the "Fiscal Report"), the LAO provided an independent assessment of California's economic outlook and the State's projected General Fund revenues and expenditures. The Fiscal Report, which described the budget situation through 2017-18 as decidedly positive, estimated that California would continue to experience growth in General Fund revenues resulting in budget surpluses of $11.5 billion by the end of fiscal year 2017-18, including $8.7 billion in required reserves, which is available for a future budget emergency and $2.8 billion in discretionary reserves, which the Legislature can appropriate for any purpose. The LAO estimated that the state has so far amassed enough reserves to cover almost of all of its operating deficits through 2020-21, which means that the state could weather a mild recession without cutting spending or raising taxes through 2020-21. While the LAO considered continued economic growth its main forecast scenario, the Fiscal Report cautioned that its outlook was based on the assumption that the state will not make any changes in any year leading up to 2020-21 to its current policies and programs, and that there would be no new changes in federal policy, even though the recent election results suggest that some changes are now likely.

   The Governor's proposed Budget for the 2017-18 fiscal year (the "2017 Budget Act"), released on January 10, 2017, provided an update to the State's economic outlook at the end of the 2016-17 fiscal year relative to the 2016 Budget Act. The 2017 Governor's Budget projected General Fund revenues and transfers of $118.7 billion (a decrease of approximately $1.6 billion) and General Fund expenditures of $122.7 billion (an increase of approximately $300 million) for the 2016-17 fiscal year. The 2017 Governor's Budget reiterated the fiscal goals contained in the 2014 Budget Act for the State to eliminate the Wall of Debt and pay down the State's unfunded retirement liabilities.

   Future Budgets. The 2017 Governor's Budget projected General Fund revenues and transfers in fiscal year 2017-18 of $124.0 billion and proposed General Fund expenditures of $122.5 billion for the fiscal year ended June 30, 2018, assuming adoption of all proposed budget measures, including further reduction of California's Wall of Debt. In preparing the 2017 Governor's Budget, the administration concluded that the state's fiscal condition has worsened, and, absent new budget solutions, the state's rainy day fund would have a shortfall of $1.6 billion by the end of fiscal year 2017-18. In reaching this conclusion, the administration estimated that crucial tax revenues are down $3.2 billion in 2015-16 and 2016-17 combined. To address its estimated $1.6 billion dollar shortfall, the 2017 Governor's Budget includes more than $3.2 billion in actions to reduce General Fund spending growth that otherwise might occur.

   On May 11, 2017, the Governor released the may revision to the 2017 Budget Act (the "May Revision"), which projected General Fund revenues and transfers in fiscal year 2017-18 of $127 billion and proposed General Fund expenditures of $124 billion for the fiscal year ending June 2018. Among other expenditures, the May Revision proposed $1.4 billion dollars in additional spending on schools. The May Revision also proposed mitigating a substantial portion of the approximately $600 million in In-Home Supportive Services costs that would otherwise have to be borne by county realignment funds during the 2017-18 fiscal year. Assuming all the proposed budget expenditures and solutions in the May Revision are implemented, the May Revision projected a General Fund reserve of $1.6 billion as of the 2017-18 fiscal year-end.

   In its January 13, 2017 "Overview of the Governor's Budget" (the "LAO Overview"), the LAO struck a cautiously optimistic tone regarding the state's fiscal outlook. While the LAO Overview suggested that the Governor's estimate of revenue growth is low, it acknowledged that more time is needed to determine the state's fiscal outlook. The LAO Overview stated that by the time of the May revision of the 2017 Governor's Budget, the state will have a clearer picture of its revenue and expenditure estimates. Among the factors adding to the current uncertainty, the LAO Overview cited uncertainty regarding the possible actions the new Congress and President might pursue. In light of the uncertainty facing the state, the LAO encouraged the state legislature to continue to set its target state reserves at--or preferably above--the level proposed by the Governor, which is higher than the target previously set by the state legislature.

   It cannot be predicted what actions will be taken in the future by the Legislature and the Governor to deal with changing State revenues and expenditures. The State budget will be affected by national and State economic conditions and other factors.

   Constraints on the Budget Process. Constitutional amendments approved by voters affect the budget process. These include Proposition 58, approved in 2004 and amended by voters effective as of the 2015-16 fiscal year, which requires the State to enact a balanced budget, establish a special rainy day fund in the General Fund and restrict future borrowing to cover budget deficits; and Proposition 25, approved by voters in 2010, which decreased the vote required for the Legislature to adopt a final budget from a two-thirds majority vote to a simple majority vote. Proposition 25 retained the two-thirds vote requirement for taxes. As a result of the provisions requiring the enactment of a balanced budget and restricting borrowing, the State may, in some cases, have to take immediate actions during the fiscal year to correct budgetary shortfalls. The balanced budget determination is made by subtracting expenditures from all available resources, including prior-year balances.

   If the Governor determines that the State is facing substantial revenue shortfalls or spending deficiencies, the Governor is authorized to declare a fiscal emergency and call the Legislature into special session to consider proposed legislation to address the emergency. If the Legislature fails to pass and send to the Governor legislation to address the budgetary or fiscal emergency within 45 days, the Legislature would be prohibited from acting on any other bills or adjourning in joint recess until such legislation is passed. During the economic downturn from fiscal year 2008-09 to fiscal year 2010-11, the Governor declared fiscal emergencies on January 10, 2008, December 1, 2008, July 1, 2009, January 8, 2010, July 28, 2010, November 11, 2010 and January 20, 2011, and called five special sessions of the Legislature to resolve the budget imbalances, enact economic stimulus and address the State's liquidity problems.

   Proposition 58 (adopted as section 20 of article XVI of the State's Constitution) also requires 3% of estimated annual General Fund revenues to be transferred by the Controller into a rainy day fund (the Budget Stabilization Account) no later than September 30 of each fiscal year. These transfers will be made until the balance in the Budget Stabilization Account reaches $8 billion or 5% of the estimated General Fund revenues for that fiscal year, whichever is greater, and then whenever the balance falls below the $8 billion or 5% target. The annual transfers can be suspended or reduced for a fiscal year by an executive order issued by the Governor no later than June 1 of the preceding fiscal year. The Governor issued such an executive order for each fiscal year from 2008-09 through 2013-14. The 2016 Budget Act includes a transfer of $2 billion to the Budget Stabilization Account as of June 30, 2017, half of which would be used to repay outstanding economic recovery bonds.

   Commencing in the 2015-16 fiscal year, Proposition 2 approved by voters in the November 2014 general election amends Proposition 58 to require 1.5% of estimated annual General Fund revenues and an additional specified portion of General Fund revenues attributable to personal income taxes on net capital gains to be transferred by the Controller into the Budget Stabilization Account no later than October 1 of each fiscal year. These transfers will be made until the balance in the Budget Stabilization Account reaches 10% of the estimated General Fund revenues for that fiscal year. From the 2015-16 fiscal year until the 2029-30 fiscal year, half of the General Fund revenues which would be transferrable to the Budget Stabilization Account will be used to repay deferred budgetary obligations, including unfunded state pension plan obligations and outstanding economic recovery bonds As a result of the amendment under Proposition 2, the annual transfers may only be suspended or reduced by a bill passed by the Legislature in response to the Governor's proclamation of a budget emergency and withdrawals from the Budget Stabilization Account during budget emergencies are subject to limitations.

   Proposition 58 prohibits certain future borrowing to cover budget deficits. This restriction applies to general obligation bonds, revenue bonds, and certain other forms of long-term borrowing. The restriction does not apply to certain other types of borrowing, such as short-term borrowing to cover cash shortfalls in the General Fund (including revenue anticipation notes or revenue anticipation warrants currently used by the State), or inter-fund borrowings.

   Proposition 2 also creates a Public School System Stabilization Account for the support of California school districts and community college districts. General Fund revenues attributable to personal income taxes on net capital gains in excess of the specified portion dedicated to the Budget Stabilization Account are required to be transferred by the Controller to the Public School System Stabilization Account. Under current projections, Proposition 2 will result in $7.1 billion in savings and $5.5 billion in additional reductions of debt and liabilities in its first four years of operation.

   Minimum Wage Increase. On April 4, 2016, the Governor signed SB 3, which gradually increases the minimum wage in California (currently $10 per hour) to $15 per hour by 2023 (at the earliest) for all businesses in the state. The Department of Finance estimates that increased General Fund costs will be $20 million in fiscal year 2016-17, and up to $3.6 billion per fiscal year upon full implementation. SB 3 includes provisions that allow the state to pause a scheduled increase in the minimum wage if certain economic and/or budget conditions occur. Consequently, the timing of full implementation will depend on any such pauses.

State Indebtedness

   General Obligation Bonds and Revenue Bonds. As of April 1, 2017, the State had approximately $83.25 billion aggregate principal of outstanding long-term general obligation bonds. The current estimate of the interest to be paid on the principal amount outstanding is approximately $58.58 billion. As of April 1, 2017, general obligation bond authorizations of approximately $34.7 billion remained unissued.

   Ratings. As of May 22, 2017 the State's general obligation bonds were rated Aa3 by Moody's, AA- by Standard & Poor's ("S&P"), and AA- by Fitch Ratings. On August 12, 2016, Fitch Ratings raised California's general obligation bond rating from A+ to AA-, stating that the upgrade reflected a combination of positive credit developments for the State. Fitch specifically stated that California is fundamentally better positioned to withstand a future economic downturn than has been the case in prior recessions due to numerous institutional improvements. On July 2, 2015, S&P raised California's general obligation bond rating from A+ to AA-, citing the enactment of the 2015 Budget Act as marking improved fiscal sustainability. On June 25, 2014, Moody's upgraded California's general obligation bond rating from A1 to Aa3, citing the State's "rapidly improving financial position, high but declining debt metrics, adjusted net pension liability ratios that are close to the state median, strong liquidity, and robust employment growth." On February 25, 2015, Fitch Ratings upgraded California's general obligation bond rating from A to A+ citing the State's "continued improvement in its fundamental fiscal position, institutionalized changes to its fiscal operations, and its ongoing economic and revenue recovery as contributing to an improved financial position and enhancing the State's ability to address future fiscal challenges." The ratings agencies continue to monitor the State's budget outlook closely to determine whether to alter the ratings. It is not possible to determine whether, or the extent to which, Moody's, S&P or Fitch Ratings will change such ratings in the future.

   Infrastructure Planning. On January 10, 2017, the Governor released "California's Five-Year Infrastructure Plan" (the "Infrastructure Plan"), the statewide infrastructure plan provided by the Governor to the California Legislature. The plan proposed $43 billion in infrastructure spending over the next five years, including $39 billion for the preservation and improvement of the State's transportation systems and construction of the State's high-speed railway system. Of this amount, $8.1 billion is from the State's various special funds, $13.6 billion is expected to be paid from federal funding, $338 million from general obligation bond issuances, $524 million from General Fund revenues, $14.6 billion from high-speed rail funds, and $4.1 billion from other sources.

   On June 16, 2015, the Governor called a special legislative session to consider funding improved maintenance of roads, highways and other infrastructure. The proposals from the special legislative session, including a $3.6 billion annual increase for state and local transportation infrastructure programs, are generally reflected in the 2017 Governor's Budget. In April 2017, the California Legislature passed a $52 billion transportation package that will focus on fixing the State's roads, highways, bridges, and certain transit facilities. The legislation aims to raise the funds through, among other things, a 12 cent gas tax and increased vehicle registration fees. The legislature is considering other legislation to enact permanent and sustainable funding to maintain and repair the state's transportation and critical infrastructure, improve the state's key trade corridors and complement local infrastructure efforts.

   The 2014 Budget Act passed by the State Legislature and signed by the Governor on June 20, 2014, permanently allocated 60% of future cap and trade auction proceeds to support sustainable communities, public transit, and the high-speed railway project. Consistent with the 2014 Budget Act, the 2017 Governor's Budget allocates 60% of cap and trade revenues to support sustainable communities, public transit, and the high-speed railway project.

   In January 2014, the administration released a Water Action Plan to address water challenges facing California through the 2018-19 fiscal year, including limited and uncertain water supplies, poor-quality surface water and groundwater, impaired ecosystems and high flood risk. In addition to the Water Action Plan, in the November 2014 general election, voters authorized the State to issue $7.5 billion in general obligation bonds for state water supply infrastructure projects, such as public water system improvements, surface and groundwater storage, advanced water treatment technology, drought relief, emergency water supplies, and ecosystem and watershed protection and restoration. The 2015 Budget Act proposed spending $1.5 billion over the next three years and the 2016 Governor's Budget featured $635 million in increased spending on projects to improve safe drinking water, water recycling, wastewater treatment projects, storm water management, groundwater sustainability, and to prevent groundwater contamination.

   In March 2015, the Governor signed legislation providing $1.06 billion in funds for flood protection projects and projects to improve access to water supplies. The funding package includes $267 million for drinking water and recycling projects, $53 million to provide immediate assistance to communities facing water supply issues and $26 million to help the State deal with drought related environmental issues. In February 2017, the Governor announced a $437 million proposal to accelerate implementation of existing plans to fund infrastructure needs relating to water and flood control. Of the $437 million, $387 million would go primarily to providing new flood protection the Central Valley and the Sacramento-San Joaquin River Delta, two areas greatly impacted by severe flooding in the first quarter of 2017. The Governor's proposal requires legislative approval. As of December 31, 2016, the third year since the implementation of the Water Action Plan, the State has invested hundreds of millions of dollars in local projects that recycle water, improve farm irrigation water efficiency, capture storm water, and otherwise safeguard and protect water supplies. The State also created a five-agency framework for moving California beyond emergency, one-size-fits-all drought restrictions on water to permanent water-use efficiency standards in a way that accounts for local conditions and demographics. In addition, the State has launched dozens of habitat restoration projects around the state, including the largest tidal wetlands restoration project in the Sacramento-San Joaquin Delta.

   Under certain circumstances, the State also provides infrastructure funding assistance to local governments and the private sector such as for schools and local transportation programs, water projects, housing developments, and hospitals.

   Deferred Obligations. As part of the budget solutions in fiscal years during the recession, the State repeatedly deferred payment of certain General Fund obligations (including Proposition 98 payments to schools, MediCal reimbursements, state payrolls and payments to the state pension fund) and approved the sale of economic recovery bonds, interfund borrowing and loans from state and local governments. As a result of these short-term budget-balancing actions, the General Fund is obligated to repay or make reimbursements in future years. The State's enacted budgets for fiscal years 2012-13, 2013-14, 2014-15, and 2015-16 reduced these repayment obligations from $34.2 billion to $14.9 billion. The 2016 Governor's Act proposed further reductions in California's deferred obligations and projected that all outstanding budgetary deferrals and borrowing of the State will be repaid by the end of the 2018-19 fiscal year.

   State Pension Funds. The two main State pension funds, the California Public Employees' Retirement System ("CalPERS") and CalSTRS, currently have substantial unfunded liabilities. CalPERS estimated that its unfunded accrued liability as of June 30, 2016 was approximately $59.5 billion, as compared to approximately $49.6 billion as of June 30, 2015. CalSTRS reported that the unfunded actuarial liability of its Defined Benefit Plan as of June 30, 2015 was $72.6 billion on an actuarial basis and $61.8 billion on a market value basis. The State also has an unfunded liability relating to other State retirees' post-employment health care benefits which is estimated to be $76.5 billion as of June 30, 2016.

   General Fund contributions to CalPERS and CalSTRS for fiscal year 2016-17 are estimated to be approximately $3.1 billion and $2.5 billion, respectively. The 2017 Budget Act includes contributions to CalPERS and CalSTRS of $3.5 billion and $2.8 billion respectively. The May Revision includes a one-time $6 billion supplemental payment to CalPERS with a loan from the Surplus Money Investment Fund in order to reduce unfunded liabilities, stabilize state contribution rates, and save $11 billion over the next two decades. According to the State, the supplemental payment is necessary to mitigate the impact of increasing pension contributions due in part to the CalPERS Board's recent action to lower its assumed investment rate of return from 7.5 percent to 7 percent. The 2014 Governor's Budget enacted a plan to eliminate CalSTRS' current unfunded liability by the 2045-46 fiscal year by increasing the mandatory contributions by the State, teachers and school districts. Recent legislation and changes in actuarial assumptions and funding methodologies are also expected to result in significant annual increases in the amount the state is required to pay from the General Fund. The actual amount of such increases will depend on a variety of factors, including but not limited to, investment returns, actuarial assumptions, and retirement benefit adjustments.

   On September 12, 2012, the State adopted the Public Employees' Pension Reform Act of 2013 which reduces pension benefits for newly-hired CalPERS employees, encourages later retirement and caps compensation in calculating pension benefits for higher-income employees. In a preliminary actuarial analysis, CalPERS estimated that the reform legislation will reduce costs to the State by $10.3 billion to $12.6 billion over the next 30 years.

   Medi-Cal and Health Care Reform. Following the implementation of the Affordable Care Act, total MediCal enrollment rose from 7.9 million in fiscal year 2012-13 to 14.1 million in fiscal year 2016-17, covering over a third of the State's population. The Governor's May Revision estimates Medi-Cal General Fund spending in 2016-17 to be $18.9 billion, which is a $690 million reduction compared to the 2017 Budget Act estimate of General Fund Medi-Cal spending. The lower estimate in the May Revision is attributable to many different factors, including lower caseload estimates, higher than anticipated prescription drug rebates, and managed care capacitated rate adjustments resulting in greater General Fund savings. The May Revision proposes $18.6 billion in General Fund funding for Medi-Cal in 2017-18, a $540 million reduction compared to the 2017 Budget Act.

   The net impact of the health care reform on the State's budget will depend on a number of factors, including levels of individual and employer participation and any changes in the federal matching rate and insurance premiums. Actual costs could differ materially as the Affordable Care Act is implemented and as the California Legislature realigns responsibility for certain health care and long-term care programs between the State and local governments.

   Local Government. The primary units of local government in California are the counties, which vary significantly in size and population. There are also hundreds of incorporated cities and thousands of other special districts formed for education, utility and other services. Counties are responsible for provision of many basic services, including indigent healthcare, welfare, courts, jails and public safety in unincorporated areas. The 2011 Budget Act instituted a major realignment of responsibility for public safety programs from the State to local governments, including certain criminal justice programs, mental health services, substance abuse treatment, child and elderly welfare programs and the California Work Opportunity and Responsibility to Kids (CalWORKs). With the implementation of the federal Affordable Care Act, counties are expected to experience significant savings in their indigent healthcare programs as participants enroll in the State's expanded Medi-Cal program. In recognition of this shift in responsibility for indigent healthcare, the 2013 Budget Act established a mechanism to redirect a portion of each county's cost savings to benefit the State.

   Local governments are limited in their ability to raise revenues due to constitutional constraints on their ability to impose or increase various taxes, fees, and assessments without voter approval. Counties, in particular, have had fewer options to raise revenues than many other local government entities.

   Local governments in California have experienced notable financial difficulties from time to time, and there is no assurance that any California issuer will make full or timely payments of principal or interest or remain solvent. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State, and there is no obligation on the part of the State to make payment on such local obligations in the event of default.

   Proposition 1A, enacted by the Legislature and approved by the voters in November 2004, has reduced the Legislature's authority over local government revenue sources by placing restrictions on the State's access to local governments' property, sales and vehicle licensing revenues. Proposition 1A also prohibits the State from mandating activities on cities, counties or special districts without providing for the funding needed to comply with the mandates. The State mandate provisions of Proposition 1A do not apply to schools or community colleges or to mandates relating to employee rights.

   Proposition 22, enacted by the Legislature and approved by the voters in November 2010, supersedes Proposition 1A and prohibits any future borrowing by the State from local government funds, and generally prohibits the Legislature from making changes in local government funding sources. Allocation of local transportation funds cannot be changed without an extensive process.

   Constitutional and Legislative Factors. Initiative constitutional amendments affecting State and local taxes and appropriations have been proposed and adopted pursuant to the State's initiative process from time to time. If any such initiatives are adopted, the State could be pressured to provide additional financial assistance to local governments or appropriate revenues as mandated by such initiatives. Propositions that may be adopted in the future may also place increasing pressure on the State's budget over future years, potentially reducing resources available for other State programs, especially to the extent any mandated spending limits would restrain the State's ability to fund such other programs by raising taxes. Because of the complexities of constitutional amendments and related legislation concerning appropriations and spending limits, the ambiguities and possible inconsistencies in their terms, the applicability of any exceptions and exemptions and the impossibility of predicting future appropriations, it is not possible to predict the impact on the bonds held in the portfolios of the underlying closed-end funds of the California Series.

   Effect of other State Laws on Bond Obligations. Some of the California municipal securities held by the underlying closed-end funds of the California Series may be obligations payable solely from the revenues of a specific institution or secured by specific properties. These are subject to provisions of California law that could adversely affect the holders of such obligations. For example, the revenues of California healthcare institutions may be adversely affected by State laws reducing Medi-Cal reimbursement rates, and California law limits the remedies available to a creditor secured by a mortgage or deed of trust on real property. Debt obligations payable solely from revenues of healthcare institutions may also be insured by the State but no guarantee exists that adequate reserve funds will be appropriated by the Legislature for such purpose.

   Litigation. The State is a party to numerous legal proceedings, many of which normally occur in governmental operations. In addition, the State is involved in certain other legal proceedings that, if decided against the State might require the State to make significant future expenditures or impair future revenue sources. Because of the prospective nature of these proceedings, it is not presently possible to predict the outcome of such litigation or estimate the potential impact on the ability of the State to pay debt service costs on its obligations.

   Two cases seeking to proceed as class actions (Bakersfield Mall LLC v. Franchise Tax Board and CA-Centerside II, LLC v. Franchise Tax Board) challenge the fee imposed by the California tax code upon limited liability companies registered in California, alleging discrimination against interstate commerce, violation the U.S. and California Constitutions, improper exercise of the State's police powers, and misapplication by the Franchise Tax Board. The cases were coordinated for hearing as the Franchise Tax Board LLC Tax Refund Cases and subsequently denied class certification by a coordination trial judge. The plaintiffs appealed the order to the Court of Appeal, First Appellate District. If the trial court order is reversed and the plaintiffs prevail on the merits on behalf of themselves and the purported classes, the potential refunds could total $1.2 billion.

   Two pending cases challenge the state's right to require interstate unitary businesses to report their income on a combined basis while allowing intrastate unitary businesses to report the income of each business entity on a separate basis. Harley Davidson, Inc. and Subsidiaries v. California Franchise Tax Board and Abercrombie & Fitch Co. & Subsidiaries v. California Franchise Tax Board challenge the constitutionality of Revenue and Taxation Code Section 25101.15, allowing intrastate unitary businesses the option to report their income on a separate rather than combined basis. The trial court in Harley Davidson ruled on the parties' cross-motions for summary judgment, granting the Board's motion and denying plaintiff's motion. Plaintiff filed a notice of appeal. In each of these matters, plaintiff proposed an alternative method of calculating tax, which the Board estimated would have a possible one-time fiscal impact on corporate tax revenue of $5 billion and $1.5 billion annually thereafter. The Board argued the proposed method is unsupported by existing law. At the trial of the Abercrombie matter, the court granted the Board's motion for judgment in its favor at the close of plaintiff's presentation of its evidence. Plaintiff filed a notice of appeal. At this time, it is unknown what future fiscal impact a potential adverse final ruling on the merits would actually have on corporation taxes (including potential rebates of previously collected taxes and reduced future tax revenue) because of the uncertainty regarding the number of businesses which would pay the tax and how taxation on those companies would change as a result of an adverse ruling. However, the fiscal impact could be significant.

   A pending case challenges the validity of a Board of Equalization regulation that requires the sales tax on mobile telephones to be based on the full "unbundled" price of the telephone rather than any discounted price that is contingent on a service plan commitment. In Bekkerman et al. v. Board of Equalization, the petitioners seek to invalidate the regulation insofar as it relates to sales in carrier-operated stores. The Petitioners also filed a second class action lawsuit seeking refunds of any excess sales tax paid. Should the court in the first action rule that the regulation is invalid, the second action, Bekkerman et al. v. Board of Equalization, et al. could result in an order requiring sales tax refunds, potentially exceeding $1 billion. The second action was removed to federal court in the United States District Court, Eastern District of California, but the court returned the case to state court.

   In Tos, et al. v. California High-Speed Rail Authority, et al, the plaintiffs seek a declaration that a state law enacted in 20 is an unconstitutional amendment of the high-speed rail bond act and to prevent the California High-Speed Rail Authority from expending bond proceeds in reliance on the challenged state law. The trial court' denied plaintiffs' request for a temporary restraining order and, in April 2017, the trial court heard arguments on whether to issue a preliminary injunction on the project. In the event of a final decision that prevents the use of bond proceeds, it is possible that the federal government may require the state to reimburse federal funds provided for the high-speed rail project if the state fails to provide other matching funds consistent with the federal grant agreement. As of February 2017, the amount of unmatched federal spending on the project that the state may have to reimburse is approximately $1.9 billion.

New York Risk Factors.

   General Economic Trends. The State of New York (the "State") has a population 19.8 million as of 2015. The City of New York (the "City"), with a population of approximately 8.4 million, is an international center of business and culture. Its non-manufacturing economy is broadly based, with the banking and securities, life insurance, communications, publishing, fashion design, retailing and construction industries accounting for a significant portion of the City's total employment earnings. Additionally, the City is a leading tourist destination. Manufacturing activity in the City is conducted primarily in apparel and printing.

   For each of the 1981 through 2015 fiscal years, the City's General Fund had an operating surplus, before discretionary and other transfers, and achieved balanced operating results as reported in accordance with then applicable generally accepted accounting principles ("GAAP"), after discretionary and other transfers and except for the application of Statement No. 49 of the Government Accounting Standards Board ("GASB 49"), as described below. City fiscal years end on June 30 and are referred to by the calendar year in which they end. The City has been required to close substantial gaps between forecast revenues and forecast expenditures in order to maintain balanced operating results. There can be no assurance that the City will continue to maintain balanced operating results as required by the State law without proposed tax or other revenue increases or reductions in City services or entitlement programs, which could adversely affect the City's economic base.

   Other significant risks to the current economic forecast include: (i) global political instability, including the uncertain conflicts in the Middle East and in Africa; (ii) an extended period of high oil prices which could adversely affect many different sectors of the national and State economies; (iii) continued weakness of consumer spending or a failure of investment spending to commence growth during the year, which impact any further economic recovery; and (iv) the potential for future terrorist attacks on U.S. soil.

   Economic Condition. An operating deficit of $978 million is reported in the General Fund for the fiscal year ended March 31, 2016. As a result, the General Fund now has an accumulated fund balance of $5.1 billion. The State completed its fiscal year ended March 31, 2016 with a combined Governmental Funds operating surplus of $408 million as compared to a combined Governmental Funds operating surplus in the preceding fiscal year of $6.5 billion. The combined operating surplus of $408 million for the fiscal year ended March 31, 2016 included an operating deficit in the General Fund of $978 million, an operating surplus in the Federal Special Revenue Fund of $1 million, an operating deficit in the General Debt Service Fund of $310 million and an operating surplus in Other Governmental Funds of $1.695 billion. The State's financial position as shown in its Governmental Funds Balance Sheet as of March 31, 2016 includes a fund balance of $14.6 billion comprised of $43.7 billion of assets less liabilities of $27 billion and deferred inflows of resources of $2.1 billion. The Governmental Funds fund balance includes a $5.1 billion accumulated General Fund balance.

   The State Legislature completed action on the budget for the 2016-17 fiscal year in June 2016 (the "Enacted Budget"). The Enacted Budget provides for balanced operations on a cash basis in the State's General Fund (the "General Fund"), as required by law. The Enacted Budget includes more than $8.7 billion in new and increased authorizations for State-Supported borrowing--an increase of 7.1 percent from previously authorized levels. At March 31, 2016, the State reported total debt outstanding of $56.7 billion.

   The State released its Annual Information Statement, which reflects the Enacted Budget and the State's financial plan for fiscal years 2017 through 2020 (the "State Financial Plan"), on June 29, 2016 (the "Annual Information Statement" or "AIS"), and the Basic Financial Statements on July 29, 2016, the first quarterly update on August 29, 2016 (First Quarterly Update"), the second quarterly Update to the Annual Information Statement in December 2016 ("Second Quarterly Update") and the third quarterly Update to the Annual Information Statement on March 7, 2017 ("AIS Update").

   The AIS Update identifies a number of risks inherent in the implementation of the budget and the State Updated Financial Plan. Such risks include, but are not limited to, wage and benefit increases for State employees that exceed projected annual costs; changes in the size of the State's workforce; the realization of the projected rate of return for pension fund assets and current assumptions with respect to wages for State employees affecting the State's required pension fund contributions; the willingness and ability of the Federal government to provide the aid expected in the Updated Financial Plan; the ability of the State to implement cost reduction initiatives, including reductions in State agency operations, and the success with which the State controls expenditures; and the ability of the State and its public authorities to market securities successfully in the public credit markets.

   The State forecasts ending the 2017 fiscal year in balance on a cash basis of accounting with a General Fund balance of $7.2 billion, an increase of $348 million compared to the prior quarterly update estimates. The change to the estimated FY 2017 closing balance, since the prior quarterly update, reflects the increase in monetary settlements ($438 million) offset by higher than expected transfers to other funds (including a portion of the remaining cash balance informally set aside for new labor contracts to fund the first year of the new NYS Public Employees Federation contract).

   The State's private sector labor market has slowed against a backdrop of a strong dollar and weak national and global growth. After 10 consecutive quarters of growth above 2 percent, the rate of private job gains fell to a 1.9 percent in the second quarter of 2016, slowing further to an estimated 1.6 percent in the third quarter. As a result, the New York State Division of Budget ("DOB") estimates private job growth of 1.8 percent for 2016 as a whole, slowing further to 1.5 percent for 2017. Both of these estimates are virtually unchanged from the forecast in the Governor's Executive Budget Financial Plan.

   Market Volatility and uncertainty surrounding future policy changes under the new presidential administration appear to have resulted in the withdrawal of many of the initial public offerings (IPOs") that had been scheduled for the end of 2016. The ensuing loss of revenue generating activity led to a downward revision by DOB to finance and insurance sector bonuses for FY 2017, which are now estimated to have fallen to 1.7 percent. However, growth in underlying non-bonus wages remains healthy at an estimated 4.6 percent. On balance, total State wage growth for FY 2017 is expected to be 3.8 percent.

   The State ended FY 2016 in balance on a cash basis in the General Fund. General Fund receipts, including transfers from other funds, totaled $49.5 billion through December, 2016, $780 million below the Enacted Budget Financial Plant Estimate, with a $1.8 billion shortfall in PUT receipts offset in part by higher than estimates estate tax results related to a greater than anticipated number of extra-large (between $4 million and $25 million) and super-large (over$25 million) payments through December 2016. Since the FY 2017 Enacted Budget, DOC has lowered the estimated amount of FY 2017 PIT receipts by $1.4 billion due to continued underlying weakness in base tax growth.

   Through December 2016, General Fund disbursements, including transfers to other funds, totaled $49.4 billion. Spending during the nine-month period (from April 2016 to December 2016) is $888 million higher than expected in the Enacted Budget Financial Plan due to several significant timing factors within the Medicaid program. In addition, a spike in enrollment into the Essential Plan insurance plan (EP) will drive higher program costs within the Global Cap, which is expected to be corrected during the remaining months of the fiscal year. Overall higher General Fund disbursements through December 2016 are partly offset by spending which was lower than the initial projections for education aid, capital projects, and other programs.

   The state ended December 2016 with a General Fund closing balance of $ 9.1 billion, approximately $1.7 billion below the Enacted Budget Financial Plan estimates and $98 million below the Second Quarterly Update estimate. Of the $9.1 billion General Fund closing balance, monetary settlements accounted for $6.5 billion and included the November 2016 payment of $28 million from PHH Mortgage Corporation and the December 2016 payment of $235 million from Intesa SanPaolo.

   Continued strong job growth leaves non-bonus wage growth virtually unchanged at 4.3 percent for FY 2017, but recent financial market turbulence has altered the near-term bonus outlook. Financial market conditions deteriorated substantially before exhibiting a post-election rebound. Moreover, policy-related uncertainty is likely to result in even more volatility going forward, making the current environment less auspicious for IPOs and other critical revenue generating activity. Consequently, DOB has revised FY 2017 bonus growth downward to 0.6 percent, following a decline of 8.4 percent for FY 2016. Overall wage growth for FY 2017 has been correspondingly revised down to
4.1 percent.

   The City's economy slowed towards the end of 2016, mirroring a similar trend in the nation as a whole. Real gross city product ("GCP") grew at an estimated annual rate of 1.8 percent in 4Q16, a full percentage point below the 2.8 percent recorded in 3Q16. The national economy outpaced the city economy for the second consecutive quarter, growing 1.9 percent in 4Q16 (advance estimate). In comparison, the third quarter was more optimistic for both the City and the State, which grew at 2.8 percent and 3.5 percent, respectively during that time. Growth of 1.8 percent and 1.9 percent for the fourth quarter, respectively, for the City and the nation belied a more optimistic third quarter where the City and nation registered a relatively robust 2.8 percent and 3.5 percent, respectively. For the full year 2016, the economy grew 2.9 percent in the City and 1.6 percent in the U.S., both of which were lower than their respective growth rates of 3.3 percent and 2.6 percent in 2015, indicating that while the expansion is continuing there are signs of softness.

   Employment in New York City ended the year up with nearly 90,000 new jobs or a 2.1 percent increase despite weakening in the 4Q16. This is lower than job growth in 2015 (2.9 percent) but more robust than the 1.7 percent recorded for the U.S. as a whole.

   The City's private sector lost 14,500 jobs, or 1.5 percent (seasonally adjusted) in 4Q16, the first decline since the end of 2009. The nation's total private-sector jobs grew 1.7 percent (seasonally adjusted) in 4Q16, slightly less than the 1.8 percent increase posted in 3Q16. Most of the 14,500 private-sector jobs lost in 4Q16 in the city were in medium-wage industries (-8,500), followed by high-wage industries (-4,100), and low-wage industries (-1,900). The average annual salary of an employee in a low-wage sector job was about $42,000, in a medium-wage sector was about $75,000, and in a high-wage sector was about $187,000 as of 2015. The export sector -- which depends on the national and global economies and primarily provides goods and services to customers outside of the city --lost more jobs than the local sector, which generally provides support for the export sector and the local population or local consumption. Of the total private-sector job losses, 66 percent, or 9,500 jobs, were in export-sector industries, such as leisure and hospitality, while 34 percent or 5,000 jobs were in local-sector industries, such as education and health services. Among the industries that lost jobs in 4Q16 over 3Q16, the biggest loss was in leisure and hospitality (-7,800), the first decline in over seven years (since 2Q09). Most of those jobs (-6,500) were lost by bars and restaurants, which are generally low-wage. Bars and restaurants had the longest uninterrupted growth until 4Q16, with an expansion of 112,400 jobs or 56.6 percent since 1Q09. Accommodations also lost 1,200 jobs in 4Q16. Next, the information sector lost 4,100 jobs, the biggest drop in over 12 years (since
1Q03). Finance and insurance shed 2,500 jobs in 4Q16, for the fourth consecutive quarters of decline and most of the losses (-1,700) were in securities industry. In 2016, finance and insurance lost 100 jobs, but the securities industry added 1,000 jobs. The education sector lost 7,800 jobs, while health care and social assistance added 6,100 jobs. Retail trade lost 1,900 jobs. With the exception of 1Q16, the city has lost jobs in retail trade in every quarter since 1Q15. Wholesale trade lost 500 jobs, and transportation and utilities lost 1,700. Manufacturing lost 500 jobs. In contrast, professional and business services added 4,900 jobs after two quarters of decline. However, the biggest increase was in administrative (2,500), which is a low-wage industry. Construction added 700 jobs. Government added 1,000 jobs and other services, which includes personal and laundry services, added 100 jobs. In 2016, the city added 84,900 total private sector jobs, after adding 114,700 in 2015. Most of the new jobs (41,000 or 48.5 percent) were in low-wage sector followed by mid-wage (30,000 or 35.2 percent) and high-wage (14,000 or 16.3 percent). Also, local-sector jobs made up for 54 percent of the new total private-sector jobs and export-sector jobs made up for 46 percent.

   NYC's unemployment rate, adjusted for seasonality, was 5.6 percent in 4Q16, the highest in about two years (since 1Q15). On the other hand, the U.S. unemployment rate was 4.7 percent, the lowest rate in nine years (since 2007). The increase in the city's rate was due to an increase in the city's labor force, which grew by 24,700 in 4Q16. This implies that some of the discouraged job seekers are joining the city's labor force. The number of unemployed New Yorkers rose by 8,400 in 4Q16 after increasing by 6,800 in 3Q16. In 2016, as a whole, the city's unemployment rate was 5.3 percent, lower than the 5.7 percent in 2015.

   Among the five boroughs: the unemployment rate (not seasonally adjusted) increased to 4.5 percent in 4Q16 from 4.4 percent in 4Q15 in Manhattan; remained unchanged at 5.1 percent in Staten Island; and declined in Queens (to
4.4 percent from 4.5 percent); Brooklyn (5.2 percent from 5.3 percent); and the Bronx (7.0 percent from 7.1 percent) in 4Q16 from a year ago.

   Overall wages excluding securities industry wages, increased in the first three quarters of Fiscal Year 2016 according to the latest data available. On a year-over-year basis, wages in New York City grew 0.6% in the first three quarters of Fiscal Year 2016. This is lower than the 2.2% for the nation and the historical (since 2001) first three quarters average growth of 2.4%. However, overall growth was dragged down by a 6.5% decline in securities industry wages. Excluding the securities industry, total wage rates grew 2.5%. The decline in securities industry wages could be attributable to a decline in bonuses as a result of lower profits and more stringent federal regulations. Wages grew the most in administrative support services (9.7%) and education services (8.1%).

   Economic growth is expected to continue in both the City and the U.S. at a weak to moderate pace in Fiscal Year 2017. The city's economy is influenced by the national economy and while the City's economy has outperformed the nation, there is growing concern that prolonged national economic weaknesses could lead to a recession and drag the City along.

   However, some data show that the fears of a recession are exaggerated. According to the latest Blue Chip Economic Indicators' published on September 10, 2016, the odds of a U.S. recession beginning in 2017 are 23.7%. According to the Federal Reserve Bank of New York, the probability of a recession 12 months ahead is less than 8.4% as of September. Both probabilities are low by historical standards. Other causes of concern include the economic slowdown in China and the United Kingdom's vote to withdraw from the European Union ("E.U."), known as Brexit ("Brexit"). While the U.S. economy could slow down further next year, a severe recession is unlikely given the information that is currently available. This should help the City continue its moderate growth.

   The local real estate market continued its recovery in Fiscal Year 2014. New permits for housing units jumped by 57% to over 20,000, the first time new residential construction activity has reached that mark since Fiscal Year 2008. Residential prices, as reflected in recent home sales, registered solid increases in Manhattan and Brooklyn but were weaker in the other boroughs. Commercial property values continued their recovery, especially in Manhattan, where office building valuations, as reflected in recent transactions, rivaled their pre-recession peak. Office leasing activity in Manhattan topped 30 million square feet for the first time since 2011; the total Manhattan office vacancy rate as of the second quarter of fiscal year 2015 was 8.8%; down .5% percent from the prior year and the lowest second quarter since 2008.

   Manhattan's office market continued to strengthen in Fiscal Year 2015, with the borough's overall office vacancy rate dropping from 10.3% in 2Q14 to 8.8% in 2Q15. Total leasing activity for the year topped 31 million square feet, a 4.3% increase over the previous fiscal year. Leasing activity was led by finance firms recommitting to their Manhattan locations and tech firms expanding their operations in the City. The average asking rent for direct office rentals in Manhattan reached $70/ft2 for the first time since before the financial crisis and recession.

   General Fund receipts, including transfers from other funds, are projected to total $66.8 billion in FY 2017, a decrease of $989 million from the Second Quarterly Update. Tax collections, including transfers of tax receipts to the General Fund after payment of debt service, are estimated to total $ 63 billion in FY 2017, a decrease of $896 million from the Second Quarterly Update.

   Overall Financial Position. An operating deficit of $978 million is reported in the General Fund for the fiscal year ended March 31, 2016. As of March 31, 2016, total State-Supported debt outstanding was $56.37 billion. The DOB reported that General Fund receipts exceeded disbursements by $1.6 billion in 2015-16. The General Fund ended the fiscal year with a closing cash fund balance of $8.9 billion, which consisted of $1.8 billion in the State's rainy day reserve funds, $63 million in the Community Projects Fund, $21 million in the Contingency Reserve Fund, and $7.1 billion in the Refund Reserve Account.

   General Fund Disbursements, including transfers to other funds, are expected to total $67.1 billion in FY 2017, a decrease of $899 million from the Mid-Year Update. Tax collections, including transfers of tax receipts to the General Fund after payment of debt service, are estimated to total $63 billion in FY 2017, a decrease of $896 million from the Mid-Year Update.

   In fiscal year 2016, the State's total revenues for governmental activities of $148 billion exceeded its total expenses of $146.3 billion by $1.7 billion. However, the amount that State taxpayers ultimately financed for activities through State taxes and other State revenues was $75.1 billion. Overall, the State's governmental program revenues, including intergovernmental aid, fees for services and capital grants, were $72.9 billion in 2016. The State paid for the remaining "public benefit" portion of governmental activities with $73.3 billion in taxes and $1.8 billion in other revenues, including investment earnings. Additionally, $250 million was available as a special item from the State Insurance Fund ("SIF") reserve release.

   Business Type Activities. The net position for business-type activities decreased by $546 million (70.8 percent) to $225 million in 2016 as compared to $771 million in 2015. The decrease in net position for business-type activities was due in part to the restatement of net position related to the implementation of Governmental Accounting Standards Board Statement ("GASBS") No. 68 and GASBS No. 71 ($1.3 billion) as well as to SUNY expenses exceeding operating revenues and State support ($427 million). This was partially offset by employer contributions and other revenue exceeding unemployment benefit payments for the Unemployment Insurance Fund ($1.1 billion), CUNY Senior College operating revenues and State support exceeding operating expenses ($132 million), and Lottery revenues exceeding expenses, including education aid transfers ($9 million).

   The State's Funds. The State uses fund accounting to ensure and demonstrate compliance with legal and finance-related requirements. As the State completed the fiscal year ending March 31, 2016, its governmental funds reported a combined fund balance of $14.6 billion. Included in this year's total change in fund balance is a deficit of $978 million in the State's General Fund, resulting from expenditures exceeding revenues by $12.1 billion, which was offset by other financing sources of $10.9 billion and a special item for the SIF reserve release of $250 million to the General Fund. The General Fund reported increases in personal income taxes ($51 million), consumption and use taxes ($189 million) and other taxes ($278 million) offset by decreases in business taxes ($743 million) and miscellaneous revenues and the special item ($5 billion). Compared to the prior year, personal income tax revenue increased due to greater income tax withholdings and estimated tax payments. The decrease in business taxes is due to the first year of corporate tax reform effective for tax years on or after January 1, 2015. The corporate tax reform modernizes and simplifies the corporate tax structure, merges the bank tax with the corporate franchise tax and reduces the corporate tax rate on entire net income from 7.1 percent to 6.5 percent. The decrease in miscellaneous revenues and the special item is due to a decrease in revenue sources related to financial settlements with a number of banks and other associated entities for violations of New York banking laws ($4.2 billion) in the prior year and a decrease in the State Insurance Fund reserve release ($750 million). Total General Fund revenues decreased $4.5 billion while expenditures increased $2.1 billion. Local assistance expenditures increased by nearly $1.9 billion, due primarily to the timing of education assistance expenditures, transportation, public health and public welfare expenditures. State operations expenditures increased $205 million due to higher expenditures related to personal service and fringe benefits costs related to the repayments of the deficit reduction withheld from employees in the 2011-12 fiscal year. The State ended the 2015-16 fiscal year with a General Fund accumulated fund balance of $5.1 billion.

   General Fund Budgetary Highlights. General Fund receipts exceeded disbursement by $1.6 billion in 2015-16. The General Fund ended the fiscal year with a closing cash fund balance of $ 8.9 billion, which consisted of approximately $ 1.8 billion in the State's rainy day reserve funds ($1.3 billion in Tax Stabilization Reserve Account and $540 million in the Rainy Day Reserve
Fund), $63 million in the Community Projects Fund, $21 million in the Contingency Reserve Fund, and $7.1 billion in the Refund Reserve Account. Total General Fund Receipts for the year (including transfers from other funds) were approximately $69.7 billion. Total General Fund disbursements for the year (including transfers to other funds) were approximately $68.0 billion.

   The State expects to end FY 2017 with a General Fund cash balance of $7.2 billion--consisting of $4.8 billion in monetary settlement and $2.4 billion in other reserves--a decrease of $1.7 billion from FY 2016 results. The decline is due to the change in monetary settlements on hand. DOB intends to make transfers of monetary settlements on an as-needed basis over the next five years as spending occurs. Legislation included with the FY 2017 Enacted Budget provides transfer authority from the General Fund to the Dedicated Infrastructure Investment Fund (the "DIIF") for five years.

   Net operating results in Fiscal Year ending March 31, 2016 were $5.4 billion more favorable than anticipated in the original financial plan, with the original plan projecting a net operating deficit of $3.8 billion. Total receipts and transfers from other funds exceeded original financial plan estimate by $1.4 billion and total disbursements and transfers to other funds were less than original financial plan estimates by $ 4.0 billion.

   Actual base tax growth for 2015-16 finished at 5.4 percent, which was higher than the original financial plan estimate of 4.5 percent. Other tax collection were higher than the original plan as a result of extraordinary estate tax collections, while lower collections for business taxes and consumption/use taxes partly offset overall higher receipts. Lower than projected disbursements occurred primarily as a result of the $3.7 billion in planned transfers to the Other Governmental Fund--the DIIF--that did not occur by March 31, 2016. Lower than projected transfers related to the early payment of certain debt service obligations for the 2017 fiscal year. Net operating results were $3.9 billion more favorable than anticipated in the final financial plan, with the final financial plan projecting a net operating deficit of $2.3 billion. Total receipts and disbursement were lower than the financial plan estimates (by $618 million and $ 4.5 billion, respectively). Lower receipts were primarily due to lower than expected business tax collections related to lower audit receipts driven by the corporate franchise tax, and lower personal income tax collections reflecting weaker than projected withholding. Lower than projected total disbursement occurred primarily as a result of lower than planned transfers to the DIIF, as well as lower spending for local assistance and agency operations.

   The State's current year General Fund GAAP deficit of $978 million differs from the General Fund's cash basis operating surplus of $1.6 billion reported in the reconciliation. This variation results from differences in basis of accounting, entity and perspective differences between budgetary reporting versus those established as GAAP.

   Capital Assets. As of 2016, the State has $102.5 billion invested in a broad range of capital assets, including equipment, buildings, construction in progress, land preparation, and infrastructure, which primarily includes roads and bridges. This amount represents a net increase (including additions and deductions) of $642 million over last year.

   In Fiscal Year 2016, the State spent $8.981 billion for capital projects. The State's 2016-17 fiscal year capital budget calls for it to spend $12.7 billion for capital projects, of which $5.2 billion is for transportation projects. To pay for these capital projects, the State plans to use $609 million in general obligation bond proceeds, $6.1 billion in other financing arrangements with public authorities, $1.8 billion in Federal funds, and $4.2 billion in funds on hand or received during the year. Overall, capital spending in Fiscal Year 2017 is projected to increase by $3.2 billion (33 percent) from Fiscal Year 2016.

   Risks to budget balance remain in the current fiscal year. For example, actual tax receipts may fall below the revised estimates; the implementation of year-end transactions, such as the transfer of excess balances from other funds or payments from non-State entities, may occur at lower levels than assumed in the Financial Plan; disbursements in certain programs, especially economically-sensitive programs such as Medicaid, may vary from budgeted amounts; or the Federal government may take actions that adversely impact the State, including audits, disallowances, and changes to Federal participation rates or other Medicaid rules.

   All Funds tax receipts during the time period of April 2016 through December 2016 were $1.2 billion (2.2 percent) lower than results for the same time period of the prior year primarily due to lower PIT receipts ($1.1 billion) resulting from a decline in quarterly estimated tax payments and April extension payments. Business taxes declined ($123 million) due to lower gross receipts partially offset by higher audits. The year-over-year decline in other taxes ($321 million) was primarily the result of the continued phase-in of the estate tax cut enacted in 2014. These declines were slightly offset by a $385 million annual increase in consumption/use taxes resulting from higher sales and use tax collection ($376 million) related mainly to base growth. Miscellaneous receipts were $1.9 billion below the prior year, largely due to the receipt of one-time settlement proceeds in FY 2016, including over $1.3 billion from BNP alone.

   Through December 2016, All Funds spending was $5 billion higher than the same period in the prior year, which was comprised of higher spending for State Operating Funds ($2.1 billion), Capital Projects Funds ($672 million), and Federal Operating Funds ($2.3 billion). State Operating Funds spending through December was $2.1 billion, or 3.2 percent. higher than the same period in the prior year. This increase was driven primarily by the growth in Medicaid ($1.6 billion) in relation to sharp increases in EP enrollment levels, as well as the advancement of funds to providers earlier during FY 2017 while awaiting their application of certain credits pending Federal Approval of rate plans. School aide growth of $287 million from the prior year was consistent with program growth budgeted on an annual basis. Growth in agency operations ($441 million) was due to higher non-personal service costs ($164 million), in particular for growth in SUNY campus and hospital operations activity and fringe benefit and fixed cost expenses ($252 million) related to growth in statewide pension and health insurance expenses.

   State Operating Funds spending for the first half of FY 2017 was $183 million or 0.4 percent lower than the same period in the prior year. The largest contributor to this variance is the conversion to an updated financial management system in October 2015, which required the acceleration of certain payments into the month of September, including School Aid and Debt Service, to ensure obligations were met in accordance with statute. Absent this unique timing impact, spending in certain program areas has grown, with Medicaid driving the majority of the growth. Medicaid spending growth was largely driven by significant increases in EP enrollment levels, a program covered within the Medicaid Global Cap, and the other timing variances described earlier which have driven higher State Funds expenses through the first six months of the current fiscal year.

   Debt Administration. The State has obtained long-term financing in the form of voter-approved General Obligation debt (voter-approved debt) and other obligations that are authorized by legislation but not approved by the voters (non-voter-approved debt), including lease-purchase and contractual obligations where the State's legal obligation to make payments is subject to and paid from annual appropriations made by the Legislature or from assignment of revenue in the case of Tobacco Settlement Revenue Bonds. Equipment capital leases and mortgage loan commitments, which represent $275 million as of March 31, 2016, do not require legislative or voter approval. Other obligations include certain bonds issued through State public authorities and certificates of participation. The State administers its long-term financing needs as a single portfolio of State-supported debt that includes general obligation bonds and other obligations of both its governmental activities and business-type activities. Most of the debt reported under business-type activities, all of which was issued for capital assets used in those activities, is supported by payments from resources generated by the State's governmental activities-- thus it is not expected to be repaid from resources generated by business-type activities. The State Finance Law allows the bonded portion of this single combined debt portfolio, which includes debt reported in both governmental and business-type activities, to include debt instruments which result in a net variable rate exposure in an amount that does not exceed 15 percent of total outstanding State supported debt, and interest rate exchange agreements (swaps) that do not exceed 15 percent of total outstanding State-supported debt. As of March 31, 2016, the State had $182 million in State-supported (net) variable rate bonds outstanding and $1.8 billion in interest rate exchange agreements (swaps), in which the State issues variable rate bonds and enters into a swap agreement that effectively converts the rate to a fixed rate. As of March 31, 2016, variable rate bonds, net of those subject to the fixed rate swaps, were equal to 0.4 percent of the State-supported debt portfolio. Variable rate bonds that were converted to a synthetic fixed rate through swap agreements of $1.8 billion were equal to 3.6 percent of the total State-supported debt portfolio. As of March 31, 2016, the State had $56.7 billion in bonds, notes, and other financing agreements outstanding compared with $57.4 billion in the prior year, a decrease of $698 million. In addition to the debt outlined above, the State reported $838 million for collateralized borrowings ($401 million in governmental activities and $437 million in business-type activities) for which specific revenues have been pledged. In the prior year, the State reported $870 million for collateralized borrowings ($430 million in governmental activities and $440 million in business-type activities).

   The State Constitution, with exceptions for emergencies, limits the amount of general obligation bonds that can be issued to that amount approved by the voters for a single work or purpose in a general election. The State Finance Law, through the Debt Reform Act of 2000 (the "Act"), also imposes phased-in caps on new State supported debt issued and related debt service costs. The Act also limits the use of debt to capital works and purposes, and establishes a maximum length of term for repayment of 30 years. The Act applies to all State-supported debt. The Act does not apply to debt issued prior to April 1, 2000, or to other obligations issued by public authorities where the State is not the direct obligor.

   The construction of certain State office buildings, campus facilities, and other public facilities has been financed through bonds and notes issued by public benefit corporations pursuant to lease/purchase agreements with the State. The State has also entered into financing arrangements with public benefit corporations that have issued bonds to finance past State budgetary deficits and grants to local governments for both capital and operating purposes. These lease/purchase and other financing arrangements which the State will repay over the duration of the agreements constitute long-term liabilities. The amount included in obligations under lease/purchase and other financing arrangements consists of total future principal payments and equals the outstanding balance of the related bonds and notes.

   Total State Operating/All Funds debt service is projected at $5.6 billion in FY 2018, of which approximately $946 million is paid from the General Fund via transfers, and $4.6 billion from other State funds supported by dedicated tax receipts. The General Fund transfer finances debt service payments on General Obligation and service contract bonds. Debt service for the State's revenue bonds is paid directly from other State funds, subject to appropriation, including PIT and Sales Tax bonds, DHBTF bonds, and mental health facilities bonds. Executive Budget Financial Plan estimates for debt service spending have been revised to reflect increased debt service costs associated with proposed additional bond-finances capital for Olympic regional Development Authority. The FY 2017 debt service spending estimates assume the prepayment of $280 million of debt service due during FY 2018.

   Risk Management. Generally, the State does not insure its buildings or their contents against theft, fire or other risks and does not insure its automobiles against the possibility of bodily injury and property damages, but, the State does have fidelity insurance on state employees. Workers' compensation is provided with the State Insurance Fund actions as the State's administrator and claims processing agent. Under an agreement with the State Insurance Fund, the State pays only what is necessary to fund claims. Based on actuarial calculations, discounted at 0.833 percent as of March 31, 2016, the State is liable for unfunded claims and incurred but not reported claims totaling $3.8 billion, which are reported as accrued liabilities in the government-wide Statement of Net Position.

   Litigation. The State is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings, and other alleged violations of State and Federal laws. Included in the State's outstanding litigation are a number of cases challenging the legality or the adequacy of a variety of significant social welfare programs, primarily involving the State's Medicaid and mental health programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care that could require substantial increased financing of the litigated programs in the future.

   With respect to pending and threatened litigation, the State has reported, in the governmental activities, liabilities of $856 million, of which $656 million pertains to SUNY, for awarded claims, anticipated unfavorable judgments, and incurred but not reported loss estimates related to medical malpractice claims. In addition, the State is party to other claims and litigation that its legal counsel has advised may result in possible adverse court decisions with estimated potential losses of approximately $211 million.

   Ratings. As of May 2017, general obligation bonds of the State of New York are rated AA by S&P with a stable outlook, Aa1 by Moody's with a stable outlook and AA+ by Fitch with a stable outlook, and all outstanding general obligation bonds of the City of New York are rated AA+ by S&P with a stable outlook, Aa2 by Moody's with a stable outlook with a stable outlook and AA by Fitch with a stable outlook. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

   Local Issuances. It should be noted that the creditworthiness of obligations issued by local New York issuers may be unrelated to the creditworthiness of obligations issued by the State of New York, and there is no obligation on the part of the State to make payment on such local obligations in the event of default.

   The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds held by the underlying closed-end funds of the New York Series and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national, economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the State and various agencies and political sub-divisions thereof. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds held by the underlying closed-end funds of the New York Series, the market value or marketability of such bonds or the ability of the respective issuers of such bonds acquired by the New York Series to pay interest on or principal of such bonds.

   The New York Series is susceptible to political, economic or regulatory factors affecting issuers of New York municipal obligations (the "New York Municipal Obligations"). These include the possible adverse effects of certain New York constitutional amendments, legislative measures, voter initiatives and other matters that are described. The information provided above is only a brief summary of the complex factors affecting the financial situation in New York and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in New York or contained in Official Statements for various New York Municipal
Obligations.


   High-Yield Securities. An investment in Units of a Portfolio should be made with an understanding of the risks that an investment in "high-yield, high-risk" debt obligations or "junk" obligations may entail, including increased credit risks and the risk that the value of the Units will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of debt obligations generally. Certain of the securities included in the funds in a Portfolio may be subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

   "High-yield" or "junk" securities, the generic names for securities rated below BBB- by Standard & Poor's, or below Baa3 by Moody's, are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high-yield securities is very specialized and investors in it have been predominantly financial institutions. High-yield securities are generally not listed on a national securities exchange. Trading of high-yield securities, therefore, takes place primarily in over-the-counter markets that consist of groups of dealer firms that are typically major securities firms. Because the high-yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high-yield securities. Therefore, since there are fewer traders in these securities than there are in "investment grade" securities, the bid-offer spread is usually greater for high-yield securities than it is for investment grade securities. The price at which the securities may be sold and the value of a Portfolio will be adversely affected if trading markets for the securities are limited or absent. If the rate of redemptions is great, the value of a Portfolio may decline to a level that requires liquidation.

   Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer's interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities in the funds in a Portfolio, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk securities may fluctuate more than the market value of higher-rated securities since these securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities that carry lower ratings.

   The value of the shares of the closed-end funds reflects the value of the portfolio securities, including the value (if any) of securities in default. Should the issuer of any security default in the payment of principal or interest, the closed-end funds in a Portfolio may incur additional expenses seeking payment on the defaulted security. Because amounts (if any) recovered by the funds in payment under the defaulted security may not be reflected in the value of the fund shares until actually received by the funds, and depending upon when a Unitholder purchases or sells his or her Units, it is possible that a Unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

   High-yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

   Obligations that are rated lower than "BBB-" by Standard & Poor's, or "Baa3" by Moody's, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of a Portfolio and consider their ability to assume the risks involved before making an investment in the Portfolio.

   Discount Securities. Certain of the securities held by the closed-end funds in your Portfolio may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased and deposited in the funds were lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.

   Premium Securities. Certain of the securities held by the closed-end funds in your Portfolio may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased by the fund were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

   Liquidity. Whether or not the securities in your Portfolio are listed on an exchange, the securities may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the securities. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the securities could fall if trading markets are limited or absent.

   Additional Units. The Sponsor may create additional Units of your Portfolio by depositing into a Portfolio additional securities or cash with instructions to purchase additional securities. A deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the securities between the time of the deposit and the purchase of the securities and because the Portfolios will pay brokerage or acquisition fees.

   Voting. Only the Trustee may sell or vote the securities in your Portfolio. While you may sell or redeem your Units, you may not sell or vote the securities in your Portfolio. The Trustee will vote the underlying funds in the same general proportion as shares held by other shareholders.

SPONSOR INFORMATION


   Invesco Capital Markets, Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. ("Invesco Advisers"). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of March 31, 2017, the total stockholders' equity of Invesco Capital Markets, Inc. was $98,932,003.85 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $834.8 billion as of March 31, 2017. (This paragraph relates only to the Sponsor and not to your Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request).


   The Sponsor and your Portfolio have adopted a code of ethics requiring Invesco's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

   The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

   In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Portfolios. Such records shall include the name and address of, and the number of Units of a Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Portfolios.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

   Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

PORTFOLIO TERMINATION

   A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of the Portfolio then outstanding or by the Trustee when the value of the Securities owned by the Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

   Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of a Portfolio. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Trustee will deduct from the funds of a Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of a Portfolio his pro rata share of the balance of the Income and Capital Accounts of a Portfolio.

   The Sponsor may, but is not obligated to, offer for sale units of a subsequent series of a Portfolio. There is, however, no assurance that units of any new series of a Portfolio will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

   Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.


                                                                    U-EMSSUP1773





                       CONTENTS OF REGISTRATION STATEMENT

   This Amendment of the Registration Statement comprises the following papers and documents:

         The Facing Sheet of Form S-6.
         The Prospectus.
         The Undertaking to File Reports.
         The Signatures.
         The Written Consents of Legal Counsel, Initial Evaluator and
            Independent Registered Public Accounting Firm.

   The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 1281 (File No. 333-184518) dated December 6, 2012.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

   1.2.1 Certificate of Amendment of Certificate of Incorporation changing the name of the Depositor to Invesco Capital Markets, Inc. Reference is made to Exhibit 1.2.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012.

     1.3 By-laws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240) dated June 2, 2010.

     3.1 Opinion and Consent of Counsel as to the legality of securities being registered.

     3.2 Opinion and Consent of Counsel as to the federal, New York and California income tax status of securities being registered.

     3.3  Opinion of Counsel as to the Trustee and the Trust.

     4.1  Consent of Initial Evaluator.

     4.2  Consent of Independent Registered Public Accounting Firm.

     6.1  List of Officers and Directors of the Depositor. Reference is made to
          Exhibit 6.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 1672 (File No. 333-212038) dated August 1, 2016.

     7.1 Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012, and Invesco Unit Trusts, Series 1520 (File No. 333-201408) dated March 12, 2015.

                          UNDERTAKING TO FILE REPORTS

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

   The Registrant, Invesco Unit Trusts, Series 1773, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; Invesco Unit Trusts, Taxable Income Series 466; Van Kampen Unit Trusts, Series 427, Series 450, Series 855, Series 894, Series 995, Series 1069, Series 1079, Series 1129, Series 1135, Series 1178, Series 1179, Series 1190, Series 1194, Series 1195, Series 1201, Series 1203, Series 1205, and Series 1384; Invesco Unit Trusts, Series 849, Series 1504, Series 1550, Series 1568, Series 1571, Series 1635 and Series 1658 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Invesco Unit Trusts, Series 1773, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 25th day of May, 2017.

                                                INVESCO UNIT TRUSTS, SERIES 1773

                                 BY: INVESCO CAPITAL MARKETS, INC., as Depositor

                                                         By: /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                                  Vice President

   Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on May 25, 2017 by the following persons who constitute the principal officers and a majority of the Board of Directors of Invesco Capital Markets, Inc.:

       SIGNATURE                                TITLE

Steven Massoni                           Director and Co-President

M. Kevin Cronin                          Director and Co-President

Mark W. Gregson                          Chief Financial Officer

                                                         By: /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                             (Attorney-in-fact*)

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*    An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.